      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1998
                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           QUAKER FABRIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                         04-1933106
      (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)

                              941 GRINNELL STREET
                        FALL RIVER, MASSACHUSETTS 02721
                                 (508) 678-1951
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               LARRY A. LIEBENOW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           QUAKER FABRIC CORPORATION
                              941 GRINNELL STREET
                        FALL RIVER, MASSACHUSETTS 02721
                                 (508) 678-1951
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           ARNOLD S. JACOBS, ESQ.                                                NEIL GOLD, ESQ.
            PROSKAUER ROSE LLP                                             FULBRIGHT & JAWORSKI L.L.P.
              1585 BROADWAY                                                     666 5TH AVENUE
       NEW YORK, NEW YORK 10036-8299                                        NEW YORK, NEW YORK 10103
             (212) 969-3000                                                     (212) 318-3000
           FAX (212) 969-2900                                                 FAX (212) 752-5958

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                         PROPOSED         PROPOSED
                                                                                         MAXIMUM          MAXIMUM       AMOUNT OF
                TITLE OF EACH CLASS OF SECURITIES                                     OFFERING PRICE     AGGREGATE     REGISTRATION
                        TO BE REGISTERED                    AMOUNT TO BE REGISTERED    PER UNIT(2)     OFFERING PRICE      FEE
Common Stock, par value $.01 per share...................     4,312,500 shares(1)         $17.50         $75,468,750     $22,264

(1) Includes 562,500 shares of Common Stock which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, using the average high and low trading price on The Nasdaq Stock Market's National Market on May 28, 1998, after giving effect to a three-for-two stock split which will occur prior to the effectiveness of this Registration Statement.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION DATED JUNE 3, 1998

PROSPECTUS
--------------------------------------------------------------------------------

[Logo]

                                3,750,000 Shares
                           QUAKER FABRIC CORPORATION
                                  Common Stock
--------------------------------------------------------------------------------

Of the 3,750,000 shares of common stock, par value $.01 per share (the 'Common Stock'), offered hereby, 3,000,000 are being sold by Quaker Fabric Corporation ('Quaker' or the 'Company') and 750,000 are being sold by a stockholder of the Company (the 'Selling Stockholder'). See 'Principal and Selling Stockholders.' The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

The Common Stock is included in The Nasdaq Stock Market's National Market (the 'Nasdaq National Market') under the symbol 'QFAB.' On June 1, 1998, the last reported sales price for the Common Stock on the Nasdaq National Market was $17.67 per share, after giving effect to a three-for-two stock split payable on June 19, 1998 to holders of record of shares of Common Stock on June 8, 1998. See 'Price Range of Common Stock.' All share and per share numbers in this Prospectus reflect this stock split.

SEE 'RISK FACTORS' ON PAGES 9 THROUGH 13 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Underwriting                       Proceeds to
                                                Price to       Discounts and     Proceeds to        Selling
                                                 Public       Commissions (1)    Company (2)    Stockholder (2)
Per Share..................................        $                $                 $               $
Total (3)..................................        $                $            $                    $

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'). See 'Underwriting.'

(2) Before deducting offering expenses estimated to be $400,000 payable by the Company.

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 562,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $        , the Underwriting Discounts and Commissions will be $        , the
    Proceeds to Company will be $        and the Proceeds to Selling Stockholder
    will be $        . See 'Underwriting.'
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New
York on or about                , 1998.

PRUDENTIAL SECURITIES INCORPORATED
                                 THE ROBINSON-HUMPHREY COMPANY
                                                               WHEAT FIRST UNION
June   , 1998

                         Photograph of

                            PATTERN
                           Astrology

                             COLOR
                            Cobalt


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION
IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION
OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL
MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE 'UNDERWRITING.'

                                  [Photograph]

                              Photograph of
                                  left

                                 PATTERN
                             Pleasant Manor

                                  COLOR
                                Amethyst

                              Photograph of
                                 right

                                PATTERN
                            Pleasant Valley

                                 COLOR
                               Amethyst

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission'), through the Electronic Data Gathering, Analysis and Retrieval System ('EDGAR'), a Registration Statement on Form S-3 (the 'Registration Statement') under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus by reference as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic registration statements filed through EDGAR may also be accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith, it files reports, proxy statements and other information required thereby with the Commission via EDGAR. Copies of such material may be inspected and copied at the offices of the Commission set forth above and accessed electronically through the Commission's home page on the World Wide Web. The Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements, information statements and other information concerning the Company may also be inspected at the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006-1500.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

          (1) the Company's Annual Report on Form 10-K for the year ended January 3, 1998;

          (2) the Company's Quarterly Report on Form 10-Q for the quarter ended April 4, 1998; and

          (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, Registration No. 0-22592.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, upon written or oral request, without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Corporate Secretary, Quaker Fabric Corporation, 941 Grinnell Street, Fall River, Massachusetts 02721; (508) 678-1951.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise indicated, the information in this Prospectus (a) assumes that the Underwriters' over-allotment option will not be exercised and (b) reflects a three-for-two stock split of the Common Stock payable on June 19, 1998 to stockholders of record on June 8, 1998. References to financial or statistical data for a particular year refer to the Company's corresponding fiscal year, which is currently a 52 or 53-week period ending on the Saturday closest to January 1. For example, '1996' means the fiscal year ended January 4, 1997 and '1997' means the fiscal year ended January 3, 1998.

                                  THE COMPANY

GENERAL

     Quaker is a leading designer, producer and marketer of woven upholstery fabrics for residential furniture markets in the United States and around the world. The Company also designs and produces specialty yarns, primarily for use in the production of its fabrics. Quaker's specialty yarns are also sold to manufacturers of apparel and home furnishings products throughout the United States. In 1997, Quaker had net sales of $219.2 million, with 85.5% of net sales represented by the sale of fabric and 14.5% of net sales represented by the sale of specialty yarns.

     Quaker is a product design and development leader with over 3,000 fabric patterns in its product line, the majority of which are copyrighted Jacquards with detailed designs woven directly into the fabric. Quaker also offers a full range of plain, plaid and striped woven fabrics to complement its core line of unique Jacquard designs. Each year, the Company creates and adds more than 700 new fabric patterns to its product line. The Company's new product introductions, including its Ankyra chenille yarns and fabrics, its Whitaker Collection fabrics and its Quaker Plush products, have substantially increased demand for the Company's fabrics. Since 1992, the Company has expanded its fabric line significantly by increasing the number of middle to better-end fabrics in its line, as well as the number of products it offers at each price point and in each styling category. The Company's expanded product offerings have enabled it to sell more products to its existing customers and add new higher-end furniture manufacturers to its customer base.

     In 1997, Quaker sold over $150.5 million (gross) of fabric to its domestic customers, which include virtually every major manufacturer of upholstered furniture in the United States. Quaker's key domestic accounts include Furniture Brands International (Action by Lane, Broyhill and Thomasville), Klaussner, La-Z-Boy, Lifestyle Furnishings International (Berkline, Benchcraft and others), Rowe Furniture and Simmons. The continued expansion of Quaker's better-end product line has resulted in sales to a number of well-known higher-end furniture manufacturers, including Bernhardt, Century, Henredon and Sherill. In addition, in 1997, Quaker sold over $39.7 million (gross) of fabric to its foreign customers in over 40 countries.

     The Company's manufacturing operations are vertically integrated, beginning with the production of specialty yarns for use in its fabrics and continuing through fabric weaving and finishing. The Company's ability to produce its own specialty yarns, a critical fabric component, combined with Quaker's product styling and design expertise, allow the Company to offer a broad range of distinctive fabrics at competitive prices.

     The Company invests continuously to improve its operating performance and capitalize on increased customer demand. The success of Quaker's new product introductions has resulted in customer demand which substantially exceeds Quaker's current production capacity. To meet this demand and improve customer service, in 1997, Quaker began implementing an $80.0 million capital investment program. This program includes the purchase of new weaving, yarn manufacturing and fabric finishing equipment and the installation of a new Enterprise Resource Planning system. By the end of 1998, the Company expects to have the capacity to manufacture approximately 63.0 million yards of upholstery fabric annually. In 1996 and 1997, the Company sold 43.6 million and 45.0 million yards of fabric, respectively. To support the Company's long-term growth, Quaker is developing a new capital investment program. This new program would provide for the investment of approximately $50.0 million to construct or acquire and to equip a modular manufacturing facility in the Fall River, Massachusetts area. Management believes that adding capacity at a separate facility will allow the Company to increase production with minimal disruption to its existing operations.

     The Company's net sales increased from $123.4 million in 1992 to $219.2 million in 1997, representing a compound annual growth rate ('CAGR') of 12.2%. Reflecting strong demand for the Company's products, Quaker's backlog of unfilled customer orders at the end of the first quarter of 1998 was $69.9 million, a 131% increase over the backlog at the end of the first quarter of 1997 and a 31% increase over the backlog at the end of 1997.

COMPETITIVE STRENGTHS

     Management believes that the following competitive strengths distinguish Quaker from its competitors and that these strengths serve as a solid foundation for the Company's growth strategy:

     Innovative Product Design and Development. Management believes that Quaker's product design and development expertise is the Company's most important competitive strength. Each year, Quaker creates and adds more than 700 new fabric patterns to its product line. All of the Company's fabrics benefit from the use of Quaker's proprietary yarns and advanced finishing methods which enhance their appearance, durability and softness.

     Broad and Differentiated Product Assortment. Quaker is a full-service supplier of Jacquard and plain woven fabrics and the Company is one of the largest producers of Jacquard fabrics in the world. Management believes that the breadth of the Company's product line will allow Quaker to further increase its market share at each price point and in each styling category.

     Vertical Integration. Management believes that the Company's vertically integrated operations are an important factor in Quaker's ability to maintain its product leadership position and achieve its customer service and operating objectives. Quaker produces approximately 70% of the specialty yarns used in its upholstery fabrics and weaves and finishes substantially all of its fabrics. Management believes that Quaker's vertically integrated operations enhance its design capabilities, improve its quality performance and reduce its customer delivery lead times.

     State-of-the-Art Operations. Management believes that the Company has one of the most modern manufacturing operations in the industry and that the Company's ongoing investments in state-of-the-art equipment, a well-trained workforce and new information systems technology will allow Quaker to gain a service advantage over its competitors.

GROWTH STRATEGY

     Quaker's strategy to further its growth and improve its financial performance includes:

     Capitalize on Increased Demand. To meet increased customer demand, the Company has been investing aggressively to expand its production capacity and improve customer service. During the 15-month period ended April 4, 1998, the Company invested $37.8 million in capital expenditures, and has budgeted additional capital expenditures of $42.2 million through the end of 1998. In addition to this $80.0 million capital investment program, the Company is developing a plan to invest approximately $50.0 million in capital expenditures to increase capacity.

     Enhance Product Mix. Since 1992, the Company has expanded the number of middle to better-end fabrics in its line, enabling the Company to increase sales of higher margin products to its existing customers and to add new higher-end furniture manufacturers to its customer base. As a result, sales of the Company's middle to better-end products have increased from $66.3 million in 1992 to $132.8 million in 1997, and the average gross sales price per yard of the Company's fabrics has increased from

$3.66 in 1992 to $4.23 in 1997. The success of Quaker's Whitaker Collection and Quaker Plush fabrics has resulted in additional favorable product mix shifts, causing the average gross sales price per yard of the Company's middle to better-end product category to increase from $4.70 during the first quarter of 1997 to $5.04 during the first quarter of 1998.

     Continue Development of International Sales. Quaker has built an international sales and distribution network to develop and market fabrics which meet the styling and design needs of its international customers. Key existing international markets include Canada, Mexico and the Middle East, and management believes that significant opportunities exist for additional sales in Europe, Australia, Latin America and the Far East.

     Penetrate Related Fabric Markets. The Company believes that the superior styling and performance characteristics of its fabrics and recent ISO 9001 certification of its operations provide opportunities to penetrate the contract market and increase Quaker's share of the interior decorator and recreational vehicle markets. Management believes Quaker's Jacquard Ankrya chenille fabrics and Quaker Plush products will provide the Company with a product advantage in these markets.

     Expand Specialty Yarn Sales. Quaker is a leading producer of specialty yarns. Management believes it is the world's largest producer of chenille yarns, including its proprietary, abrasion-resistant Ankyra chenille yarns. Management believes additional planned expansion of the Company's yarn manufacturing capacity will allow Quaker to increase sales of its specialty yarns to producers of apparel and home furnishings products.

     Pursue Strategic Acquisitions. Management believes that the execution of its business strategy has created the design, production, service, information systems and administrative infrastructure to manage a much larger business. The Company intends to seek strategic acquisitions of businesses with complementary products, manufacturing equipment or distribution capabilities.

     Quaker's executive offices are located at 941 Grinnell Street, Fall River, Massachusetts 02721 and the Company's telephone number is (508) 678-1951.

     Ankyra'tm', Quaker'tm', Quaker Plush'tm' and Whitaker'tm' are trademarks of the Company.

                               RECENT DEVELOPMENT

     In June 1998, the Company amended its senior unsecured revolving credit agreement which matures December 31, 2002 (the 'Credit Agreement') to increase the amount available thereunder from $50.0 million to $70.0 million and to eliminate convenant limitations with respect to capital expenditures. After consummation of this offering and application of the net proceeds therefrom as set forth in 'Use of Proceeds,' the Company will have approximately $69.9 million of availability under the Credit Agreement.

                                  THE OFFERING

     Common Stock Offered by the Company...............................  3,000,000 shares

     Common Stock Offered by the Selling Stockholder...................  750,000 shares

     Common Stock to be Outstanding after the Offering(1)..............  15,641,053 shares

     Use of Proceeds...................................................  To repay amounts outstanding under the
                                                                         Credit Agreement and for capital
                                                                         expenditures, working capital and
                                                                         potential acquisitions. See 'Use of
                                                                         Proceeds.'

     Nasdaq National Market Symbol.....................................  QFAB

------------

(1) Based on 12,641,053 shares of Common Stock outstanding as of May 28, 1998. Does not include (i) 1,202,792 shares of Common Stock which may be issued pursuant to the Company's stock option plans, of which options to purchase 1,029,992 shares of Common Stock were outstanding on May 28, 1998, (ii) 22,500 shares of Common Stock which may be issued upon exercise of options granted to three directors and (iii) 555,538 shares of Common Stock which may be issued upon exercise of an option issued to Nortex Holdings, Inc. ('Nortex Holdings'), the Selling Stockholder. All share and option numbers give effect to the three-for-two stock split payable on June 19, 1998 (without reflecting any adjustment for fractional shares which will not be issued in connection with the stock split).

                                  RISK FACTORS

     Investors should consider the risk factors involved in connection with an investment in the Common Stock and the impact from various events that could adversely affect the Company's business. See 'Risk Factors.'

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                                               THREE MONTHS ENDED
                                                              FISCAL YEAR ENDED                               --------------------
                                    ----------------------------------------------------------------------     APRIL        APRIL
                                    JANUARY 1,    DECEMBER 31,    DECEMBER 30,    JANUARY 4,    JANUARY 3,      5,           4,
                                       1994           1994            1995         1997(1)         1998        1997         1998
                                    ----------    ------------    ------------    ----------    ----------    -------      -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND PER YARD DATA)
INCOME STATEMENT DATA:
    Net sales....................    $147,867       $180,842        $173,487       $198,856      $219,174     $53,198      $62,730
    Gross margin.................      37,114         47,674          36,404         46,069        51,773      13,099       13,591
    Operating income.............      14,822         20,114          10,228         16,948        19,462       4,631        4,193
    Income before provision for
      income taxes and
      extraordinary item.........       9,587         16,217           6,232         12,779        15,697       3,747        2,978
    Income before extraordinary
      item.......................       5,369          9,526           5,520          8,562        11,113       2,510        1,936
    Net income applicable to
      common stock...............    $  2,749       $  9,526        $  5,520       $  8,562      $ 11,113     $ 2,510      $ 1,936
                                    ----------    ------------    ------------    ----------    ----------    -------      -------
                                    ----------    ------------    ------------    ----------    ----------    -------      -------
    Earnings per common share --
      basic(2)(3)................    $   0.32       $   0.79        $   0.46       $   0.71      $   0.90     $  0.21      $  0.15
    Earnings per common share --
      diluted(2)(3)..............    $   0.30       $   0.77        $   0.44       $   0.69      $   0.85     $  0.20      $  0.15

SELECTED OPERATING DATA:
    EBITDA(4)....................    $ 19,710       $ 25,920        $ 16,821       $ 24,569      $ 28,479     $ 7,162      $ 6,713
    Depreciation and
      amortization...............       5,019          5,603           6,462          7,437         8,511       1,969        2,535
    Net capital
      expenditures(5)............      10,558         18,727          13,165         11,979        25,484       2,440       12,312
    Backlog of unfilled customer
      orders.....................      28,000         24,619          24,459         29,063        53,427      30,275       69,904
    Unit volume (in yards).......      36,289         41,641          40,761         43,552        44,976      11,013       12,224
    Average gross sales price per
      yard.......................    $   3.87       $   4.06        $   3.88       $   4.05      $   4.23     $  4.26      $  4.52

                                                                                                                APRIL 4, 1998
                                                                                                           -----------------------
                                                                                                                           AS
                                                                                                            ACTUAL     ADJUSTED(6)
                                                                                                           --------    -----------
                                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital....................................................................................    $ 47,651     $  82,536
    Total assets.......................................................................................     194,852       229,737
    Long-term debt and capital leases, net of current portion..........................................      65,321        50,521
    Stockholders' equity...............................................................................      84,261       133,946

------------

(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share for fiscal 1993 give effect to the early extinguishment of debt in connection with a recapitalization in March 1993, which resulted in an extraordinary loss of $2.6 million, and the use of proceeds from the Company's initial public offering of Common Stock in November 1993 as though both events had occurred at the beginning of 1993.

(3) Reflects a three-for-two stock split payable on June 19, 1998 to stockholders of record on June 8, 1998.

(4) Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by generally accepted accounting principles ('GAAP'), and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(5) Net capital expenditures reflect assets acquired by purchase and capital lease.

(6) Adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered hereby by the Company (at an assumed public offering price of $17.67 per share, the split-adjusted last reported sales price for the Common Stock on the Nasdaq National Market on June 1, 1998) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds to the Company therefrom. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute 'forward-looking statements' within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's capital expenditure and financing plans; (iii) the Company's business and growth strategies; (iv) the use of the proceeds to the Company of this offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained or incorporated by reference in this Prospectus, including without limitation the information set forth herein under the headings 'Risk Factors,' 'Use of Proceeds,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business,' identifies important factors that could cause such differences.

     POTENTIAL INABILITY TO SUSTAIN GROWTH OR INCREASE PRODUCTION CAPACITY. In recent years, the Company has experienced significant growth in demand for its products. As a result of this demand, the Company is devoting substantial resources to increasing its production capacity. However, capacity constraints have caused the Company's production backlog and delivery lead times to increase substantially, with orders pending for fabric and yarn increasing to approximately $69.9 million as of April 4, 1998 from $30.3 million as of April 5, 1997. The costs associated with increasing capacity, including hiring, training and overtime costs, as well as decreased manufacturing efficiency as new employees are integrated into the Company's work force, adversely affected the Company's gross margin percentage in the second half of 1997 and the first quarter of 1998. There can be no assurance that: (i) this increased demand for the Company's products will continue; (ii) increased delivery lead times will not cause customers to seek other sources of upholstery fabric; (iii) the Company can profitably increase its production capacity; or (iv) the costs associated with increasing the Company's capacity will not continue to adversely affect the Company's gross margin percentage. Sustaining growth will also require enhancement of the Company's operational, management and financial systems and the continuing recruitment, training and retention of qualified personnel. There can be no assurance that the Company will be able to manage its expanding operations effectively or maintain or accelerate its growth. Any of these occurrences could have a material adverse effect on the Company's business, financial condition and results of operation.

     GENERAL ECONOMIC CONDITIONS. Domestic demand for the Company's upholstery fabrics is principally a function of consumer demand for, and production levels of, upholstered furniture which, in turn, fluctuate with U.S. economic conditions and consumer sentiment. For most individuals, a decision to buy upholstered furniture represents both a discretionary purchase and a relatively large expenditure. Accordingly, demand is, in general, higher during periods of economic strength and lower during periods of economic weakness or uncertainty. Key economic conditions influencing demand for Quaker's products are housing starts, sales of existing homes, consumer confidence and spending levels, population demographics, trends in disposable income, prevailing interest rates for home mortgages and the availability of consumer credit. Adverse economic conditions could have a material adverse effect on the Company.

     NEW COMPUTER SYSTEMS AND YEAR 2000 SOFTWARE RISK. The Company is in the process of implementing a new management information, or Enterprise Resource Planning, system and anticipates that conversion to this system will be completed by July 1998, with full implementation expected by the end of 1998. In addition to providing new systems applications, the related software is year 2000 compliant. However, to the extent that the new software or any software in the Company's machinery or desktop computers is unable to recognize the year 2000, the Company may incur expenses in connection with the need to remediate such software in addition to the potential expense of any disruptions that may be caused by the software's impaired functioning as the year 2000 approaches. There can be no assurance that any such remediation efforts will be successful or that the Company's operations will not be adversely affected during the process of implementing this new system. In addition, if any of the Company's significant customers or suppliers do not successfully and timely achieve year 2000 compliance, the Company's business could be materially affected.

     FOREIGN SALES. The Company anticipates that an increasing portion of its revenues will be derived from foreign and export sales (together 'foreign sales'). In 1997, foreign sales totaled $39.7 million (gross), or 20.9% of the Company's gross fabric sales. A reduction in the volume of international trade, fluctuations in currency exchange rates, political instability in any of the export markets important to the Company, any material restrictions on international trade, or a downturn in the economy of any of the export markets important to the Company, could have a material adverse effect on the Company. In addition, the Company's 1997 gross fabric sales to customers in four foreign countries were $28.4 million in the aggregate, representing 71.6% of the Company's total foreign sales and 14.9% of the Company's gross fabric sales. There can be no assurance that economic, political or other events in any foreign market will not have a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Growth Strategy.'

     PRICING AND AVAILABILITY OF RAW MATERIALS. The Company is dependent upon outside suppliers for all of its raw material needs, including dyeing services, and is subject to price increases and delays in receiving these materials and services. The raw materials are predominantly petrochemical products and their prices fluctuate with changes in the underlying petrochemical market in general. Future price levels of raw materials will depend upon world-wide supply and demand conditions, the general inflation rate and overall economic conditions. Historically, the Company has been able to pass through a substantial portion of any increases in its raw material costs; however, the Company experienced significant increases in certain raw material prices in 1995 which it was not able to pass through fully to its customers during 1995 and which contributed to a reduction in the Company's 1995 gross margin. Similar conditions in the future could have a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General.' Although other sources of supply are available, the Company currently procures approximately one-half of its raw materials from Unifi, Inc. and Amoco Fabric and Fibers Company ('Amoco'), and Amoco is the sole supplier of a filament yarn used in the Company's chenille manufacturing operations. A shortage or interruption in the supply of any critical component could have a material adverse effect on the Company.

     POTENTIAL INABILITY TO CONSUMMATE ACQUISITIONS AND INTEGRATE ACQUIRED BUSINESSES. An element in the Company's growth strategy is the strategic acquisition of other businesses that will add to the growth of or complement its existing business. The Company has never acquired another business and therefore has no experience in integrating an acquired business. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Customer dissatisfaction or performance problems at an acquired business could have an adverse effect on the reputation of the Company and the Company's sales and marketing initiatives. There can be no assurance that any business acquired in the future will achieve anticipated revenues and earnings. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel at an acquired business, risks associated with unanticipated events or liabilities and amortization of goodwill or other acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     GOVERNMENT REGULATIONS. In May 1998, the U.S. Consumer Product Safety Commission (the 'CPSC') conducted a hearing to receive scientific and technical information relating to the toxicity, exposure, bioavailability and environmental effects of flame retardant chemicals that may be suitable for use in residential upholstered furniture, particularly in upholstery fabrics. The CPSC intends to evaluate the information obtained from the hearing as part of its deliberations on whether to propose a standard to address the hazards associated with small open flame ignitions of upholstered furniture. The

Company is unable to predict when or if any such standard will be adopted and the effect any such standard would have on the Company. Any requirement to treat fabrics for upholstered furniture with flame retardant chemicals would increase the Company's production costs. There can be no assurance that the Company would be able to pass any of such increased costs on to its customers. In addition, any such requirement could adversely affect the aesthetics of the Company's products resulting in lower demand.

     ENVIRONMENTAL MATTERS. The Company's operations are subject to numerous federal, state and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company's facilities are located in industrial areas, and, therefore, there is the possibility of incurring environmental liabilities as a result of historical operations at the Company's sites. Environmental liability can extend to previously owned or leased properties, properties owned by third parties, and properties currently owned or leased by the Company. Environmental liabilities can also be asserted by adjacent landowners or other third parties in toxic tort litigation. In addition, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ('CERCLA'), and analogous state statutes, liability can be imposed for the disposal of waste at sites targeted for cleanup by federal and state regulatory authorities. Liability under CERCLA is strict as well as joint and several. Further, certain of the Company's manufacturing areas are subject to OSHA's 'Comprehensive Cotton Dust Standard.' Environmental laws and regulations are subject to change in the future and any failure by the Company to comply with present or future laws or regulations could subject it to future liabilities or interruption of production which could have a material adverse effect on the Company. Changes in environmental regulations could restrict the Company's ability to expand its facilities or require the Company to incur substantial unexpected other expenses to comply with such regulations.

     In particular, the Company is aware of soil and groundwater contamination relating to the use of certain underground fuel oil storage tanks at its Fall River facilities. The Company has notified the Commonwealth of Massachusetts regarding these releases. The Company's ultimate clean-up costs relating to these underground storage tanks cannot be predicted with certainty at this time. In addition, during the fourth quarter of 1993, the Company removed and encapsulated asbestos at two of its facilities and the Company has an on-going asbestos management program in place to maintain appropriately the asbestos that remains present at its facilities. At the Company's former facility in Claremont, New Hampshire, it has been determined that there is oil-contaminated soil, as well as groundwater contamination, resulting from a leak during the mid-1970s from an underground fuel storage tank. The Company has agreed to indemnify the purchaser of such facility for clean-up costs, subject to certain limitations. The Company also has agreed to indemnify the purchaser of the Company's former facility in Leominster, Massachusetts for certain environmental contingencies.

     The Company has accrued reserves for environmental matters based on information presently available. However, there can be no assurance that these reserves will be adequate or that the costs associated with environmental matters will not increase in the future. See 'Business -- Environmental Matters.'

     COMPETITION. The markets for the Company's products are highly competitive. Competitive factors in the upholstery fabric business include product design, styling, price, customer service and quality. The Company's products are predominantly Jacquard and plain woven fabrics. The Company's products compete with other upholstery fabrics and furniture coverings, including prints, flocks, tufts, velvets and leather. Several of the companies with which the Company competes have greater financial resources than the Company. See
'Business -- Competition.' Although the Company has experienced no significant competition in the United States from imports to date, changes in foreign exchange rates or other factors could make imported fabrics more competitive with the Company's products in the future.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the efforts and abilities of Larry A. Liebenow, its President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. See 'Management.'

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things: (a) require the affirmative vote of the holders of at least 66 2/3% of the votes which all the stockholders would be entitled to cast at any annual election of directors or class of directors to approve any merger or consolidation of the Company with any other corporation or a sale, lease, transfer or exchange of all or substantially all the assets of the Company or the adoption of any plan for the liquidation or dissolution of the Company; (b) require the affirmative vote of 80% of the voting power of all the shares of the Company entitled to vote in the election of directors to remove a director; and
(c) require the affirmative vote of 80% of the voting power of all the shares of the Company to amend or repeal certain provisions of the certificate of incorporation and the bylaws. Moreover, the Board of Directors (the 'Board') has the authority to issue, at any time, without further stockholder approval, up to 50,000 shares of preferred stock and to determine the price, rights, privileges and preferences of those shares, which may be senior to the rights of holders of the Common Stock. Such issuance could adversely affect the holders of Common Stock and could have the effect of dissuading a potential acquiror from acquiring outstanding shares of the Common Stock at a price that represents a premium to the then current trading price. Under certain conditions, Section 203 of the Delaware General Corporation Law (the 'DGCL') would prohibit an 'interested stockholder' (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) from engaging in a 'business combination' with the Company for a period of three years. The Board has adopted a stockholder rights plan (the 'Rights Plan'), the purpose of which is to protect stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to all stockholders. The Rights Plan may have the effect of dissuading a potential acquiror from acquiring outstanding shares of Common Stock at a price that represents a premium to the then current trading price. The Rights Plan will not apply to certain acquisitions by Nortex Holdings, a principal stockholder of the Company, and certain of its transferees.

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price herein. Developments in the upholstery and home furnishings industries or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See 'Price Range of Common Stock.'

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have 15,641,053 shares of Common Stock outstanding (16,203,553 shares if the Underwriter's over-allotment option is exercised in full). Of these shares, a total of 13,827,616 shares (14,390,116 shares if the Underwriters' over-allotment option is exercised in full), including the shares offered hereby, will be freely tradable without restrictions or further registration under the Securities Act. The remaining 1,813,437 shares of Common Stock are 'restricted securities' as that term is defined in Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, an affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned such restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 156,411 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held these shares for more than two years are entitled to sell such restricted securities without regard to the volume, manner of sale, notice and public information requirements of Rule
144. All of these restricted securities are currently eligible for sale in the public market pursuant to Rule 144. Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market pursuant to Rule 144 from time to time. The Company has registered 1,202,792 shares of Common Stock issuable upon the exercise of stock options which will be available for sale in the open market upon exercise. As of May 28, 1998, an aggregate of 440,667 shares were subject to presently exercisable stock options and, when issued, would be freely tradeable without restriction. The Company, its directors and executive officers and the Selling Stockholder each has agreed (except as to an aggregate of 150,000 shares previously pledged) that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any security convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days, in the case of the Company, the Selling Stockholder and certain of their affiliates, and 90 days in the case of other directors and executive officers, after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company and sales of shares by Nortex Holdings pursuant to the exercise of certain outstanding stock options, which shares will be subject to similar restrictions on transferability. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See 'Principal and Selling Stockholders' and 'Underwriting.'

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,000,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $49.7 million ($59.1 million if the Underwriters' over-allotment option is exercised in full) based on an assumed public offering price of $17.67 per share (the split-adjusted last reported sales price on the Nasdaq National Market for the Common Stock on June 1, 1998) after deducting underwriting discounts and commissions and estimated expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock being offered by the Selling Stockholder.

     The Company intends to apply a portion of the net proceeds from the offering to repay the amounts outstanding under the Credit Agreement (which are expected to total approximately $30.0 million at the closing of the offering). Indebtedness under the Credit Agreement has been used for working capital and capital expenditure purposes, is due December 31, 2002 and bears interest at an annual variable rate (6.9% as of May 29, 1998). See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.' Amounts repaid under the Credit Agreement, which provides for maximum borrowings, including letters of credit, of $70.0 million, may be reborrowed.

     The Company will use the remaining net proceeds for capital expenditures, working capital and potential acquisitions. The Company currently has no agreements or understandings with respect to any potential acquisitions.

     The Company intends to complete the $80.0 million capital investment program it began implementing in 1997 by investing $42.2 million during the last three quarters of 1998. To support the Company's long-term growth, Quaker is developing a new capital investment program. This new program would provide for the investment of approximately $50.0 million to construct or acquire and to equip a modular manufacturing facility in the Fall River area. The Company is planning to use the balance of the net proceeds of this offering, together with cash flow from operations and borrowings under the Credit Agreement, to fund its capital investment programs.

     Pending such applications, the Company intends to invest in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government, or a combination thereof.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol 'QFAB.' The following table sets forth the range of the high and low sales prices of the Common Stock as reported by the Nasdaq National Market, adjusted to reflect a three-for-two stock split payable on June 19, 1998 to stockholders of record on June 8, 1998.

                                                                                                    HIGH      LOW
                                                                                                    -----    -----
FISCAL YEAR ENDED JANUARY 4, 1997:
     First Quarter...............................................................................   $6.33    $3.79
     Second Quarter..............................................................................    6.50     4.83
     Third Quarter...............................................................................    7.08     4.67
     Fourth Quarter..............................................................................    9.67     6.17
FISCAL YEAR ENDED JANUARY 3, 1998:
     First Quarter...............................................................................   12.83     8.50
     Second Quarter..............................................................................   11.50     8.50
     Third Quarter...............................................................................   16.16     9.75
     Fourth Quarter..............................................................................   16.33    11.16
FISCAL YEAR ENDING JANUARY 2, 1999:
     First Quarter...............................................................................   17.50    10.75
     Second Quarter (through June 1, 1998).......................................................   21.58    17.00

     On June 1, 1998, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.67 per share after giving effect to the stock split described above. As of May 29, 1998, there were 47 record owners of the Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on the Common Stock since its initial public offering in 1993, does not intend to declare or pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, availability of cash, general financial condition, contractual restrictions and such other factors as the Board may deem relevant. Currently, the Company is restricted in its ability to pay dividends under the terms of the Credit Agreement and the Senior Notes (as hereinafter defined). See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and Note 5 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of April 4, 1998, and as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company (at an assumed public offering price of $17.67 per share, the split-adjusted last reported sales price for the Common Stock on the Nasdaq National Market on June 1, 1998) and the application of the estimated net proceeds therefrom as described under 'Use of Proceeds.' This table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                                APRIL 4, 1998
                                                                                             --------------------
                                                                                                            AS
                                                                                              ACTUAL     ADJUSTED
                                                                                             --------    --------
                                                                                                (IN THOUSANDS)
Short-term debt:
     Current portion of long-term debt....................................................   $    994    $    994
     Current portion of capitalized leases(1).............................................      1,185       1,185
                                                                                             --------    --------
          Total current portion of long-term debt and capitalized leases..................   $  2,179    $  2,179
                                                                                             --------    --------
                                                                                             --------    --------
Long-term debt:
     Credit Agreement.....................................................................   $ 14,800    $      0
     Capitalized leases(1)................................................................      5,034       5,034
     Senior Notes.........................................................................     45,000      45,000
     Other................................................................................        487         487
                                                                                             --------    --------
          Total long-term debt............................................................   $ 65,321    $ 50,521
                                                                                             --------    --------
                                                                                             --------    --------
Stockholders' equity(2):
     Common Stock, par value $.01 per share, 20,000,000 shares authorized; 12,602,110 shares issued and outstanding; and 15,602,110 shares issued and outstanding as
      adjusted............................................................................        126         156
     Additional paid-in capital...........................................................     46,542      96,197
     Retained earnings....................................................................     39,008      39,008
     Cumulative translation adjustment(3).................................................     (1,415)     (1,415)
                                                                                             --------    --------
          Total stockholders' equity......................................................     84,261     133,946
                                                                                             --------    --------
          Total capitalization............................................................   $149,582    $184,467
                                                                                             --------    --------
                                                                                             --------    --------

------------

(1) For information concerning capital lease commitments, see Note 7(b) of Notes to Consolidated Financial Statements.

(2) Reflects a three-for-two stock split payable on June 19, 1998 to stockholders of record on June 8, 1998.

(3) For information concerning this item, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and Note 2(i) of Notes to Consolidated Financial Statements.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain consolidated financial and operating data of the Company for the periods indicated. The data for the Company's fiscal years have been derived from the Consolidated Financial Statements of the Company and the Notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the three months ended April 5, 1997 and as of and for the three months ended April 4, 1998 have been derived from the unaudited consolidated financial statements of the Company included elsewhere herein which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the consolidated results of operations and financial position of the Company. The results of operations for the three months ended April 4, 1998 are not necessarily indicative of the results that may be achieved for the fiscal year ending January 2, 1999. This selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and the other financial information included herein.


                                                                        FISCAL YEAR ENDED
                                            -------------------------------------------------------------------------
                                            JANUARY 1,     DECEMBER 31,    DECEMBER 30,    JANUARY 4,     JANUARY 3,
                                               1994            1994            1995          1997(1)         1998
                                            -----------    ------------    ------------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND PER YARD DATA)

INCOME STATEMENT DATA:
    Net sales............................    $ 147,867       $180,842        $173,487        $198,856       $219,174
    Cost of products sold................      110,753        133,168         137,083         152,787        167,401
                                            -----------    ------------    ------------    -----------    -----------
    Gross margin.........................       37,114         47,674          36,404          46,069         51,773
    Selling, general and administrative
      expenses...........................       22,292         27,560          26,176          29,121         32,311
                                            -----------    ------------    ------------    -----------    -----------
    Operating income.....................       14,822         20,114          10,228          16,948         19,462
    Interest expense, net................        4,936          3,863           3,898           4,092          3,700
    Other expenses, net..................          299             34              98              77             65
                                            -----------    ------------    ------------    -----------    -----------
    Income before provision for income
      taxes and extraordinary item.......        9,587         16,217           6,232          12,779         15,697
    Provision for income taxes...........        4,218          6,691             712           4,217          4,584
    Net income...........................        2,819          9,526           5,520           8,562         11,113
    Preferred stock dividends............           70         --              --              --             --
                                            -----------    ------------    ------------    -----------    -----------
    Net income applicable to common
      stock..............................    $   2,749       $  9,526        $  5,520        $  8,562       $ 11,113
                                            -----------    ------------    ------------    -----------    -----------
                                            -----------    ------------    ------------    -----------    -----------
    Earnings per common
      share -- basic(2)(3)...............    $    0.32       $   0.79        $   0.46        $   0.71       $   0.90
    Earnings per common
      share -- diluted(2)(3).............    $    0.30       $   0.77        $   0.44        $   0.69       $   0.85
    Weighted average shares
      outstanding -- basic(2)(3).........       12,015         12,015          12,032          12,032         12,412
    Weighted average shares
      outstanding -- diluted(2)(3).......       12,804         12,451          12,440          12,498         13,022

SELECTED OPERATING DATA:
    EBITDA(4)............................    $  19,710       $ 25,920        $ 16,821        $ 24,569       $ 28,479
    Depreciation and amortization........        5,019          5,603           6,462           7,437          8,511
    Net capital expenditures(5)..........       10,558         18,727          13,165          11,979         25,484
    Backlog of unfilled customer
      orders.............................       28,000         24,619          24,459          29,063         53,427
    Unit volume (in yards)...............       36,289         41,641          40,761          43,552         44,976
    Average gross sales price per yard...    $    3.87       $   4.06        $   3.88        $   4.05       $   4.23

                                             THREE MONTHS ENDED
                                           ----------------------
                                           APRIL 5,      APRIL 4,
                                             1997          1998
                                           --------      --------
INCOME STATEMENT DATA:
    Net sales............................  $ 53,198     $ 62,730
    Cost of products sold................    40,009       49,139
                                           --------     --------
    Gross margin.........................    13,099       13,591
    Selling, general and administrative
      expenses...........................     8,468        9,398
                                           --------     --------
    Operating income.....................     4,631        4,193
    Interest expense, net................       875        1,200
    Other expenses, net..................         9           15
                                           --------     --------
    Income before provision for income
      taxes and extraordinary item.......     3,747        2,978
    Provision for income taxes...........     1,237        1,042
    Net income...........................     2,510        1,936
    Preferred stock dividends............     --           --
                                           --------     --------
    Net income applicable to common
      stock..............................  $  2,510     $  1,936
                                           --------     --------
                                           --------     --------
    Earnings per common
      share -- basic(2)(3)...............  $   0.21     $   0.15
    Earnings per common
      share -- diluted(2)(3).............  $   0.20     $   0.15
    Weighted average shares
      outstanding -- basic(2)(3).........    12,096       12,602
    Weighted average shares
      outstanding -- diluted(2)(3).......    12,706       13,273

SELECTED OPERATING DATA:
    EBITDA(4)............................  $  7,162      $  6,713
    Depreciation and amortization........     1,969         2,535
    Net capital expenditures(5)..........     2,440        12,312
    Backlog of unfilled customer
      orders.............................    30,275        69,904
    Unit volume (in yards)...............    11,013        12,224
    Average gross sales price per yard...  $   4.26      $   4.52

                                              JANUARY 1,   DECEMBER 31,   DECEMBER 30,    JANUARY 4,     JANUARY 3,    APRIL 4,
                                                 1994          1994           1995          1997(1)         1998         1998
                                              -----------  ------------   ------------    -----------    ----------   ---------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital.........................   $  25,915     $ 30,994       $ 30,780       $  32,620      $  42,634   $  47,651
    Total assets............................     109,908      130,476        138,117         148,832        178,088     194,852
    Long-term debt and capital leases.......      35,172       43,845         45,118          42,235         52,772      65,321
    Stockholders' equity....................      43,574       52,589         57,850          66,572         82,313      84,261

                                                        (footnotes on next page)

(footnotes from previous page)

(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share for fiscal 1993 give effect to the early extinguishment of debt in connection with a recapitalization in March 1993, which resulted in an extraordinary loss of $2.6 million, and the use of proceeds from the Company's initial public offering of Common Stock in November 1993 as though both events had occurred at the beginning of 1993.

(3) Reflects a three-for-two stock split payable on June 19, 1998 to stockholders of record on June 8, 1998.

(4) Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by GAAP, and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(5) Net capital expenditures reflect assets acquired by purchase and capital lease.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, contained elsewhere in this Prospectus.

GENERAL

OVERVIEW

     Quaker is a leading designer, producer and marketer of woven upholstery fabrics for residential furniture markets in the United States and around the world. The Company also designs and produces specialty yarns primarily for use in the production of its fabrics. Quaker's specialty yarns are also sold to manufacturers of apparel and home furnishings products throughout the United States.

     The new products the Company has introduced since 1994 have resulted in record demand for Quaker's products and significant increases in the Company's order rates, sales and backlog of customer orders pending. To meet this demand and improve customer service, in 1997, Quaker began implementing an $80.0 million capital investment program to expand capacity in the Company's weaving, yarn manufacturing, and fabric finishing areas and to upgrade the Company's management information and production planning and control systems. By the end of 1998, the Company will have the capacity to manufacture approximately 63.0 million yards of upholstery fabric annually. In 1996 and 1997, the Company sold
43.6 million and 45.0 million yards of fabric, respectively. Pending completion of this program, the Company has focused on meeting customer demand by incurring significant overtime expenses and outsourcing a portion of its manufacturing requirements, reducing the Company's gross margin percentage. Further, since the second quarter of 1997, the Company's gross margin percentage has also been adversely affected by expenses related to its expansion program, including facilities planning and set-up costs, hiring and training expenses, and manufacturing inefficiencies related to the installation and start-up of new equipment and operations within its existing manufacturing facilities.

     The Company intends to complete the $80.0 million capital investment program it began implementing in 1997 by investing $42.2 million during the last three quarters of 1998. To support the Company's long-term growth, Quaker is developing a new capital investment program. This new program would provide for the investment of approximately $50.0 million to construct or acquire and to equip a modular manufacturing facility in the Fall River area. Management believes that adding capacity at a separate facility will allow the Company to increase production, with minimal disruption to its existing operations.

     During 1995, the Company reported a decrease in net sales and lower gross, operating and net margins principally as a result of adverse economic and industry conditions in the Company's U.S. and international markets. Significant market price increases for the Company's most important raw materials adversely affected the Company's gross margin, as the Company was unable to fully pass along these cost increases to customers until 1996. Finally, the Company experienced a number of sharp changes in its order rates which adversely affected equipment utilization rates, quality performance and overtime costs.

     In 1996, management implemented a comprehensive performance improvement plan to increase sales, margins and earnings. The successful implementation of this plan caused the Company's sales and margins to improve compared to prior periods in each of the last three quarters of 1996 and during the first two quarters of 1997 primarily as a result of (i) increased domestic and international sales of higher margin, middle to better-end fabrics, (ii) improved manufacturing efficiencies related to the acquisition of newer, more efficient manufacturing equipment and more efficient use of the Company's existing equipment, (iii) improved quality performance, and (iv) decreased raw material costs.

QUARTERLY OPERATING RESULTS

     The following table sets forth certain condensed unaudited consolidated statements of income data for the nine fiscal quarters ended April 4, 1998.

                                                                                                                        FISCAL
                                           FISCAL 1996(1)                              FISCAL 1997(1)                   1998(1)
                              ----------------------------------------    ----------------------------------------    -----------
                               FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH        FIRST
                              QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER      QUARTER
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................   $43,254    $51,025    $46,436    $58,141    $53,198    $52,475    $55,130    $58,371      $62,730
Gross margin...............     9,297     11,312     10,751     14,709     13,099     13,006     12,656     13,012       13,591
Gross margin percentage....      21.5%      22.2%      23.2%      25.3%      24.6%      24.8%      23.0%      22.3%        21.7%
Operating income...........     2,673      4,014      4,053      6,208      4,631      5,020      4,873      4,938        4,193
Operating income
  percentage...............       6.2%       7.9%       8.7%      10.7%       8.7%       9.6%       8.8%       8.5%         6.7%
Income before provision for
  income taxes.............   $ 1,696    $ 2,972    $ 2,984    $ 5,127    $ 3,747    $ 4,181    $ 3,925    $ 3,844      $ 2,978
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
Net income.................   $ 1,136    $ 1,992    $ 1,999    $ 3,435    $ 2,510    $ 2,801    $ 3,080    $ 2,722      $ 1,936
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
Earnings per common
  share -- basic...........   $   .09    $   .17    $   .17    $   .29    $   .21    $   .22    $   .25    $   .22      $   .15
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
Earnings per common
  share -- diluted.........   $   .09    $   .16    $   .16    $   .27    $   .20    $   .21    $   .23    $   .21      $   .15
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------
                              -------    -------    -------    -------    -------    -------    -------    -------    -----------

------------
(1) The data reflected in this table have been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus.

     The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1996, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997, the first week of the annual shut down period occurred in the second fiscal quarter, as it will again in 1998.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's consolidated statements of income:

                                                                                            FIRST
                                                                   FISCAL YEAR          FISCAL QUARTER
                                                             -----------------------    --------------
                                                             1995     1996     1997     1997     1998
                                                             -----    -----    -----    -----    -----
Net sales.................................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold.....................................    79.0     76.8     76.4     75.4     78.3
                                                             -----    -----    -----    -----    -----
Gross margin..............................................    21.0     23.2     23.6     24.6     21.7
Selling, general and administrative expenses..............    15.1     14.7     14.7     15.9     15.0
                                                             -----    -----    -----    -----    -----
Operating income..........................................     5.9      8.5      8.9      8.7      6.7
Interest expense, net.....................................     2.2      2.1      1.7      1.7      1.9
Other expenses, net.......................................     0.1     --       --       --       --
                                                             -----    -----    -----    -----    -----
Income before provisions for income taxes.................     3.6      6.4      7.2      7.0      4.8
Provisions for income taxes...............................     0.4      2.1      2.1      2.3      1.7
                                                             -----    -----    -----    -----    -----
Net income................................................     3.2%     4.3%     5.1%     4.7%     3.1%
                                                             -----    -----    -----    -----    -----
                                                             -----    -----    -----    -----    -----

FIRST QUARTER OF 1998 COMPARED TO FIRST QUARTER OF 1997

     Net Sales. Net sales for the first three months of 1998 increased $9.5 million, or 17.9%, to $62.7 million from $53.2 million for the first three months of 1997. The average gross sales price per yard increased 6.1%, to $4.52 for the first three months of 1998 from $4.26 for the first three months of 1997. This increase was principally due to an increase in the average selling price of middle to better-end fabrics and an increase in foreign and export sales, which have a higher than average selling price. The gross volume of fabric sold increased 11.0%, to 12.2 million yards for the first three months of 1998 from 11.0 million yards for the first three months of 1997. The Company sold 13.0% more yards of middle to better-end fabrics and 7.1% more yards of promotional-end fabrics in the first three months of 1998 than in the first three months of 1997. The average gross sales price per yard of middle to better-end fabrics increased by 7.2%, to $5.04 in the first three months of 1998 as compared to $4.70 in the first three months of 1997. The average gross sales price per yard of promotional-end fabric increased by 2.3%, to $3.49 in the first three months of 1998 as compared to $3.41 in the first three months of 1997.

     Gross fabric sales within the United States increased 16.1%, to $45.1 million in the first three months of 1998 from $38.9 million in the first three months of 1997. Foreign and export sales increased 26.7%, to $10.1 million in the first three months of 1998 from $8.0 million in the first three months of 1997. Gross yarn sales increased 19.2%, to $8.8 million in the first three months of 1998 from $7.4 million in the same period of 1997.

     Gross Margin. The gross margin percentage for the first three months of 1998 decreased to 21.7% as compared to 24.6% for the first three months of 1997. The decrease in the gross margin percentage was primarily due to (i) lower operating efficiencies and other period costs associated with the implementation of the Company's $80.0 million capital investment program and (ii) overtime expenses associated with operating almost all of the Company's manufacturing areas on a six and one-half day per week schedule to meet customer demand.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $9.4 million for the first three months of 1998 from $8.5 million for the first three months of 1997. The increase in selling, general and administrative expenses was primarily due to an increase in labor and fringe benefits, yarn development expenses, continued expansion of the design staff and period costs associated with the Company's entry into the contract market. Selling, general and administrative expenses as a percentage of net sales decreased to 15.0% in the first three months of 1998 from 15.9% in the first three months of 1997. The decrease in selling, general and administrative expenses as a percentage of net sales was due to a $480,000 non-cash increase in stock option amortization expense in the first quarter of 1997. This charge was due to the accelerated vesting of certain stock options as a result of the stock offering during the first quarter of 1997. Adjusting for this charge would have resulted in selling, general and administrative expenses as a percentage of net sales of 15.0% in the first three months of 1997.

     Interest Expense, Net. Interest expense increased to $1.2 million for the first three months of 1998 from $875,000 for the first three months of 1997 due to higher borrowings to fund the Company's capacity expansion plan and related period costs together with a general increase in domestic interest rates.

     Effective Tax Rate. The effective tax rate was 35.0% for the first three months of 1998, and 33.0% for the first three months of 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales for 1997 increased $20.3 million, or 10.2%, to $219.2 million from $198.9 million in 1996. Both gross fabric sales and gross yarn sales were higher during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 7.0%, to $150.5 million in 1997 from $140.7 million in 1996. Foreign sales increased 11.1%, to $39.7 million in 1997 from $35.7 million in 1996. This increase was due to improved sales in Mexico and Canada as well as increased penetration of other international markets. Gross yarn sales increased 23.3%, to $33.0 million in 1997 from $26.8 million in 1996.

     The gross volume of fabric sold increased 3.3%, to 45.0 million yards in 1997 from 43.6 million yards in 1996. The average gross sales price per yard increased 4.4%, to $4.23 in 1997 from $4.05 in 1996. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 2.5% more yards of middle to better-end fabrics and 4.7% more yards of promotional-end fabrics in 1997 than in 1996. The average gross sales price per yard of middle to better-end fabrics increased by 6.5%, to $4.72 in 1997 from $4.43 in 1996. The average gross sales price per yard of promotional-end fabrics increased by 0.3%, to $3.41 in 1997 from $3.40 in 1996.

     Gross Margin. The gross margin percentage for the first half of 1997 increased to 24.7% as compared to 21.9% for the first half of 1996. The increase in the gross margin percentage was due to (i) increased sales volume in the higher-margin middle to better-end and foreign/export fabric categories, (ii) lower manufacturing costs resulting from improved manufacturing efficiencies, and (iii) improved manufacturing quality performance resulting in a decrease in sales of second quality fabric. For the second half of 1997, the gross margin percentage was 22.6% as compared to 24.3% in 1996. This decrease is attributable to the effects of the capacity expansion program initiated during the third quarter of 1997. The adverse effects on gross margin included higher training costs, reorganization of manufacturing facilities and operations, production inefficiencies and higher overtime.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $32.3 million in 1997 from $29.1 million in 1996 due to increases in sales commissions, labor and fringes, and freight expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales were 14.7% in both 1997 and 1996.

     Interest Expense, Net. Interest expense decreased to $3.7 million in 1997 from $4.1 million in 1996 principally due to the use of proceeds from the sale of 450,000 shares of Common Stock in March 1997 to repay amounts borrowed under the Credit Agreement.

     Effective Tax Rate. The effective tax rate decreased to 29.2% in 1997 from 33.0% in 1996. The decrease in the effective tax rate was due to the reversal of tax reserves no longer required and the increase in the foreign sales corporation benefit partially offset by an increase in state and foreign income taxes. See Note 6 of Notes to Consolidated Financial Statements included elsewhere herein.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales for 1996 increased $25.4 million, or 14.6%, to $198.9 million from $173.5 million in 1995. Both gross fabric sales and gross yarn sales were higher during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 4.2%, to $140.7 million in 1996 from $135.0 million in 1995. Foreign sales increased 54.0%, to $35.7 million in 1996 from $23.2 million in 1995. This increase was due to improved sales in Mexico, Canada and the Middle East as well as increased penetration of other international markets. Gross yarn sales increased 42.0%, to $26.8 million in 1996 from $18.8 million in 1995.

     The gross volume of fabric sold increased 6.8%, to 43.6 million yards in 1996 from 40.8 million yards in 1995. The average gross sales price per yard increased 4.4%, to $4.05 in 1996 from $3.88 in 1995. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 15.8% more yards of middle to better-end fabrics and 5.7% fewer yards of promotional-end fabrics in 1996 than in 1995. The average gross sales price per yard of middle to better-end fabrics increased by 3.7%, to $4.43 in 1996 from $4.27 in 1995. The average gross sales price per yard of promotional-end fabrics increased by 1.5%, to $3.40 in 1996 from $3.35 in 1995.

     Gross Margin. The gross margin percentage for 1996 increased to 23.2% from 21.0% for 1995. This increase was primarily attributable to the Company's performance improvement plan which resulted in increased domestic and international sales of higher-margin, middle to better-end fabrics, improved manufacturing efficiencies related to the acquisition of newer, more efficient manufacturing equipment and more efficient use of the Company's existing equipment, improved quality performance, decreased raw material costs, and the effect of spreading overhead over a higher sales base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $29.1 million in 1996 from $26.2 million in 1995 due to increases in sales commissions, labor and fringes, and sampling expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales decreased to 14.7% in 1996 from 15.1% in 1995 due to a significant increase in net sales without a corresponding increase in overhead.

     Interest Expense, Net. Interest expense increased to $4.1 million in 1996 from $3.9 million in 1995. Lower debt levels were offset by higher commitment fees associated with increased borrowing availability and other financing charges.

     Effective Tax Rate. The effective tax rate increased to 33.0% in 1996 from 11.4% in 1995. The reduced tax rate for 1995 reflects an adjustment recorded during the fourth quarter as a result of tax law changes in Massachusetts enacted in November 1995 which reduced the Company's future deferred tax liability. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings and equipment leasing. The Company's capital requirements have arisen principally in connection with expansion of the Company's production capacity and increased working capital needs associated with the growth of the Company's sales.

     The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by operating activities was $12.0 million, $14.8 million, $11.1 million and $67,000 in 1995, 1996, 1997 and the first quarter of 1998, respectively. Net cash provided by operating activities decreased significantly during the first quarter of 1998 primarily due to (i) an increase in accounts receivable related to increased sales during the first quarter and (ii) an increased investment in inventory needed to support higher anticipated production levels during the second quarter in response to a significant increase in the Company's backlog. The Company has supplemented its operating cash flow with borrowings. Net borrowings (repayments) and equipment leases were $1.3 million in 1995, $(2.5) million in 1996, $10.2 million in 1997 and $12.6 million in the first quarter of 1998. The Company also received net proceeds of $3.3 million from the public offering and sale of 450,000 shares of Common Stock in March 1997.

     Capital expenditures in 1995, 1996, 1997 and the first quarter of 1998 were $13.2 million, $12.0 million, $25.5 million and $12.3 million, respectively. Capital expenditures during 1997 were funded by operating cash flow, borrowings under the Credit Agreement and the March 1997 public offering. Capital expenditures during the first quarter of 1998 were funded primarily by borrowings under the Credit Agreement. Management anticipates that capital expenditures will total approximately $42.2 million in the remainder of 1998, primarily for new production equipment to expand capacity in the Company's yarn manufacturing, weaving and fabric finishing areas, and to complete the upgrade of the Company's management information systems. In addition to this $80.0 million capital investment program, the Company is developing a new program to invest approximately $50.0 million in capital expenditures to increase capacity. Management believes that the net proceeds to the Company from this offering, together with cash flow from operations and borrowings under the Company's Credit Agreement, will provide sufficient funding for the Company's capital expenditures and working capital needs for at least the next 18 months.

     As discussed in Note 5 of Notes to Consolidated Financial Statements included elsewhere herein, the Company issued $45.0 million of Senior Notes due October 2005 and 2007 (the 'Senior Notes') during 1997. Proceeds from the Senior Notes were used to replace the 6.81% Series A Notes and reduce borrowings under the Credit Agreement. One Senior Note in the principal amount of $15.0 million bears interest at a fixed rate of 7.09% per year and the other Senior Note in the principal amount of $30.0 million bears interest at a fixed rate of 7.18% per year. Annual principal payments begin on October 10, 2003 with a final payment due October 10, 2007.

     In December 1997, the Company amended its Credit Agreement to extend its maturity to December 31, 2002. The Credit Agreement provides for interest at a variable rate based on LIBOR plus an applicable margin or the prime rate, at the Company's option. As of May 29, 1998, the interest rate under the Credit Agreement was 6.9% per year. As of April 4, 1998, the Company had $14.8 million outstanding under the Credit Agreement and unused availability of $35.1 million, net of outstanding letters of credit. In June 1998, the Company further amended its Credit Agreement to increase the amount of the facility from $50.0 million to $70.0 million and to eliminate covenant limitations with respect to capital expenditures. The Company intends to use a portion of the proceeds from the offering to repay all amounts outstanding under the Credit Agreement. After such repayment, the Company will have approximately $69.9 million of availability under the Credit Agreement, net of outstanding letters of credit.

     The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes, including, but not limited to, maintenance of certain financial tests and ratios (including interest coverage ratios, net worth related ratios, and net worth requirements); limitations on certain business activities of the Company; restrictions on the Company's ability to declare and pay dividends, incur additional indebtedness, create certain liens, incur capital lease obligations, make certain investments, engage in certain transactions with stockholders and affiliates, and purchase, merge or consolidate with or into any other corporation. The Company is currently in compliance with all of the affirmative and negative covenants in the Credit Agreement and the Senior Notes and management believes the Company's continued compliance will not prevent the Company from operating in the normal course of business.

INFLATION

     The Company does not believe that inflation has had a significant impact on Quaker's results of operations for the periods presented. Historically, the Company believes it has been able to minimize the effects of inflation by improving its manufacturing and purchasing efficiency, by increasing employee productivity, by reflecting the effects of inflation in the selling prices of the new products it introduces each year and, to a lesser degree, by increasing the selling prices of those products which have been included in the Company's product line for more than one year.

FOREIGN CURRENCY TRANSLATION

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, 'Reporting Comprehensive Income.' SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components (e.g. foreign currency translation adjustments and unrealized gains and losses on certain marketable securities). All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at April 4, 1998 were $1.8 million. Mexico has been designated as a 'highly inflationary country' for purposes of applying SFAS No. 52, Foreign Currency Translation. Accordingly, in 1997 and 1998 the Company recorded translation gains and losses in the income statement rather than as a separate component of equity.

YEAR 2000

     During 1996, the Company began a project to review all of its computer systems. Among the considerations at that time was the effect, if any, the year 2000 would have on computer systems. In late 1996, the Company made a commitment to purchase and install a new computer system to meet its current and projected needs. In addition to providing new systems applications, the software is year 2000 compliant.

     The Company is in the process of implementing a new management information, or Enterprise Resource Planning, system and anticipates that conversion to this system will be completed by July 1998 with full implementation expected by the end of 1998. Management believes that subject to the successful implementation of this new software package, the year 2000 issue will not have a material adverse impact on the Company's results of operations. See 'Risk Factors -- New Computer Systems and Year 2000 Software Risk.'

                                    BUSINESS

GENERAL

     Quaker is a leading designer, producer and marketer of woven upholstery fabrics for residential furniture markets in the United States and around the world. The Company also designs and produces specialty yarns, primarily for use in the production of its fabrics. Quaker's specialty yarns are also sold to manufacturers of apparel and home furnishings products throughout the United States. In 1997, Quaker had net sales of $219.2 million, with 85.5% of net sales represented by the sale of fabric and 14.5% of net sales represented by the sale of specialty yarns.

     Quaker is a product design and development leader with over 3,000 fabric patterns in its product line, the majority of which are copyrighted Jacquards with detailed designs woven directly into the fabric. Quaker also offers a full range of plain, plaid and striped woven fabrics to complement its core line of unique Jacquard designs. Each year, the Company creates and adds more than 700 new fabric patterns to its product line. The Company's new product introductions, including its Ankyra chenille yarns and fabrics, its Whitaker Collection fabrics and its Quaker Plush products, have substantially increased demand for the Company's fabrics. Since 1992, the Company has expanded its fabric line significantly by increasing the number of middle to better-end fabrics in its line, as well as the number of products it offers at each price point and in each styling category. The Company's expanded product offerings have enabled it to sell more products to its existing customers and add new higher-end furniture manufacturers to its customer base.

     In 1997, Quaker sold over $150.5 million (gross) of fabric to its domestic customers, which include virtually every major manufacturer of upholstered furniture in the United States. Quaker's key domestic accounts include Furniture Brands International (Action by Lane, Broyhill and Thomasville), Klaussner, La-Z-Boy, Lifestyle Furnishings International (Berkline, Benchcraft and others), Rowe Furniture and Simmons. The continued expansion of Quaker's better-end product line has resulted in sales to a number of well-known higher-end furniture manufacturers, including Bernhardt, Century, Henredon and Sherill. In addition, in 1997, Quaker sold over $39.7 million (gross) of fabric to its foreign customers in over 40 countries.

     The Company's manufacturing operations are vertically integrated, beginning with the production of specialty yarns for use in its fabrics and continuing through fabric weaving and finishing. The Company's ability to produce its own specialty yarns, a critical fabric component, combined with Quaker's product styling and design expertise, allow the Company to offer a broad range of distinctive fabrics at competitive prices.

     The Company invests continuously to improve its operating performance and capitalize on increased customer demand. The success of Quaker's new product introductions has resulted in customer demand which substantially exceeds Quaker's current production capacity. To meet this demand and improve customer service, in 1997, Quaker began implementing an $80.0 million capital investment program. This program includes the purchase of new weaving, yarn manufacturing and fabric finishing equipment and the installation of a new Enterprise Resource Planning system. By the end of 1998, the Company will have the capacity to manufacture approximately 63.0 million yards of upholstery fabric annually. In 1996 and 1997, the Company sold 43.6 million and 45.0 million yards of fabric, respectively.

     To support the Company's long-term growth, Quaker is developing a new capital investment program. This new program would provide for the investment of approximately $50.0 million to construct or acquire and to equip a modular manufacturing facility in the Fall River area. Management believes that adding capacity at a separate facility will allow the Company to increase production, with minimal disruption to its existing operations.

     The Company's revenues increased from $123.4 million in 1992 to $219.2 million in 1997, representing a CAGR of 12.2%. Reflecting strong demand for the Company's products, Quaker's backlog of unfilled customer orders at the end of the first quarter of 1998 was $69.9 million, a 131% increase over the backlog at the end of the first quarter of 1997 and a 31% increase over the backlog at the end of 1997.

INDUSTRY

     In 1997, total domestic residential upholstery fabric sales were approximately $2.0 billion. Management estimates the size of the international fabric market to be at least twice that of the domestic market. Due to the capital intensive nature of the fabric manufacturing process and the importance of economies of scale in the industry, the domestic industry is concentrated, with the top 15 upholstery fabric manufacturers, including Quaker, accounting for over 80% of the total market.

     Demand for upholstery fabric is a function of consumer demand for upholstered furniture. Domestic shipments of upholstered furniture on a wholesale basis have grown from $5.8 billion in 1992 to $8.7 billion in 1997, a CAGR of 7.8%. Total upholstered furniture demand is affected by population growth, consumer confidence, and economic and demographic factors, including housing starts, disposable income and home sales. Although the domestic residential furniture industry is cyclical, periods of decline have been relatively brief, with industry shipments decreasing in only two years since 1975. The upholstery fabric covering a sofa, chair, or other piece of furniture is one of the most significant factors influencing a furniture buyer's selection. As a result, the fabric decisions a furniture manufacturer makes play a critical role in its ability to gain a product differentiation advantage at the retail level.

     Upholstery fabric is also sold to the contract (office, commercial and institutional applications), automotive and recreational vehicle industries. Fabrics sold into these non-residential market segments must be more abrasion resistant and meet more stringent performance standards than fabrics sold into the residential market.

     Industry Consolidation. The furniture industry has been consolidating at both the retail and manufacturing levels for several years. As a result, fabric suppliers are required to deal with larger customers that require shorter delivery lead times, customer-specific inventory management programs, and additional information technology-based support services. Large integrated fabric suppliers have an advantage over smaller competitors because of their ability to meet the volume and delivery requirements of the large furniture manufacturers and retailers and offer a broader range of product choices.

     Trend Toward Casual Lifestyles. The Company believes that there is a growing trend in the United States toward a more casual lifestyle, as evidenced by 'casual Fridays' in the workplace and product shifts in the apparel and home furnishings industries. Management believes this trend has resulted in growing demand for less formal furniture upholstered with more comfortable fabric.

     Increased Usage of and Applications for Jacquard Fabrics. Technological advances in the speed and flexibility of the Jacquard loom have reduced the cost of producing Jacquard fabrics, enabling them to compete more effectively with prints, velvets, flocks, tufts and other plain woven products. Management believes that Jacquard fabrics, with their detailed designs, provide furniture manufacturers with more product differentiation opportunities than any other fabric construction on the market.

     Expanding Export Sales. Management believes most of the largest U.S. fabric producers have expanded their export sales, leveraging their size and broad product lines. U.S. fabric producers with international distribution capabilities have also benefitted from a growing demand for American styles and designs by foreign consumers.

COMPETITIVE STRENGTHS

     Management believes that the following competitive strengths distinguish Quaker from its competitors and that these strengths serve as a solid foundation for the Company's growth strategy:

     Innovative Product Design and Development. Management believes that Quaker's product design and development expertise is the Company's most important competitive strength. The Company's designers work directly with furniture retailers and Quaker's customers to assess general market trends and specific design, color, quality and price point requirements. Each year, Quaker creates and adds more than 700 new fabric patterns to its product line. The Company's most important new product developments include its abrasion-resistant Ankyra chenille fabrics first sold in 1995, the elegant, high-end Jacquard fabrics included in its Whitaker Collection first introduced in 1996, and the finishing process marketed as Quaker Plush which the Company first began using in 1997 to enhance the appearance and softness of its middle to better-end fabrics. Management believes that the Company's focus on the creation of unique Jacquard products is the primary reason for Quaker's reputation as a value-added supplier to its customers and a design leader in its industry.

     Broad and Differentiated Product Assortment. Quaker is a full-service supplier of Jacquard and plain woven fabrics and the Company is one of the largest producers of Jacquard fabrics in the world. Management believes that the breadth of the Company's product line will allow Quaker to further increase its market share at each price point and in each styling category.

     Vertical Integration. Management believes that the Company's vertically integrated operations are an important factor in Quaker's ability to maintain its product leadership position and achieve its customer service and operating objectives. Quaker produces approximately 70% of the specialty yarns used in its upholstery fabrics and weaves and finishes substantially all of its fabrics. Management believes that Quaker's vertically integrated operations enhance its design capabilities, improve its quality performance and reduce its customer delivery lead times.

     State-of-the-Art Operations. Management believes that the Company has one of the most modern manufacturing operations in the industry and that the Company's ongoing investments in state-of-the-art equipment, a well-trained workforce and new information systems technology will allow Quaker to gain a service advantage over its competitors. In addition, management is committed to building quality into each product manufactured by the Company and, consistent with that commitment, Quaker achieved ISO 9001 certification of its operations in December 1997.

GROWTH STRATEGY

     Quaker's strategy to further its growth and improve its financial performance includes:

     Capitalize on Increased Demand. To meet increased customer demand, the Company has been investing aggressively to expand its production capacity and enhance its customer service. During the 15-month period ended April 4, 1998, the Company invested $37.8 million in capital expenditures, and has budgeted additional capital expenditures of $42.2 million through the end of 1998. In addition to this $80.0 million capital investment program, the Company is developing a plan to invest approximately $50.0 million in capital expenditures to increase capacity. Management believes that adding capacity at a separate facility will allow the Company to increase production, with minimal disruption to its existing operations.

     Enhance Product Mix. Since 1992, the Company has expanded the number of middle to better-end fabrics in its line, enabling the Company to increase sales of higher margin products to its existing customers and to add new higher-end furniture manufacturers to its customer base. As a result, sales of the Company's middle to better-end products have increased from $66.3 million in 1992 to $132.8 million in 1997 and the average gross sales price per yard of the Company's fabrics has increased from $3.66 in 1992 to $4.23 in 1997. The success of Quaker's Whitaker Collection and Quaker Plush fabrics has resulted in additional favorable product mix shifts, causing the average gross sales price per yard of the Company's middle to better-end product category to increase from $4.70 during the first quarter of 1997 to $5.04 during the first quarter of 1998.

     Continue Development of International Sales. Quaker has built an international sales and distribution network to develop and market fabrics which meet the styling and design needs of its international customers. Key existing international markets include Canada, Mexico and the Middle East. To support its sales into the Mexican market, the Company has operated a distribution and customer service center in Mexico City since 1991. With the establishment of additional distribution and customer service centers modeled after the Company's existing Mexico City operation and aggressive marketing efforts by Quaker's international sales staff, management believes that significant opportunities exist for additional sales in Europe, Australia, Latin America and the Far East.

     Penetrate Related Fabric Markets. The Company believes that the superior styling and performance characteristics of its fabrics and recent ISO 9001 certification of its operations provide opportunities to penetrate the contract market and increase Quaker's share of the interior decorator and recreational vehicle markets. Management believes Quaker's Jacquard Ankrya chenille fabrics and Quaker Plush products will provide the Company with a product advantage in these markets.

     Expand Specialty Yarn Sales. Quaker is a leading producer of specialty yarns and management believes it is the world's largest producer of chenille yarns, including its proprietary, abrasion-resistant Ankyra chenille yarns. Sales of the Company's specialty yarns have increased from $7.8 million (gross) in 1992 to $33.0 million (gross) in 1997, a CAGR of 33.4%. In addition to the popularity of the Company's current line of chenille and other specialty yarns, Quaker regularly creates innovative specialty yarns for use in the Company's fabrics and for sale to the Company's customers in the domestic apparel and home furnishings markets. In addition, the Company believes that important markets exist for its specialty yarns outside the United States. Management believes additional planned expansion of the Company's yarn manufacturing capacity will allow Quaker to increase sales of specialty yarns to producers of apparel and home furnishings products.

     Pursue Strategic Acquisitions. Management believes that the execution of its business strategy has created the design, production, service, information systems and administrative infrastructure to manage a much larger business. The Company intends to seek strategic acquisitions of businesses with complementary products, manufacturing equipment or distribution capabilities.

PRODUCTS

     The Company's primary products are upholstery fabrics (85.5% of the Company's 1997 net sales) and specialty yarns (14.5% of the Company's 1997 net sales).

     Upholstery Fabrics. The Company offers a broad assortment of contemporary, traditional, transitional and country fabrics at promotional to better-end prices ranging from $2.50 to $20.00 per yard. While most of the Company's fabrics are sold under the Quaker label, in late 1996, the Company began marketing a select group of its higher margin, middle to better-end fabrics under its Whitaker brand. In 1997, the Company introduced its new line of Quaker Plush products, which benefit from an additional finishing process to enhance their appearance and feel and which are known for their softness, vibrant colors and rich appearance.

     Over the past several years, Quaker has taken steps to expand both the breadth and depth of the Company's product line by increasing the number of higher margin, middle to better-end fabrics in its line and by offering more products at each price point and in each styling category. As a result, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full-service supplier of Jacquard and plain woven fabrics. Quaker's broad product line allows its customers to meet most of their fabric needs through one full-service supplier and to create coordinated fabric groupings that differentiate their new lines of upholstered furniture from those of their competitors.

     The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1995:

                                                                                                           FIRST FISCAL
                                                              FISCAL YEAR                                     QUARTER
                                    ----------------------------------------------------------------     -----------------
                                           1995                   1996                   1997                  1997
                                    ------------------     ------------------     ------------------     -----------------
                                              PERCENT                PERCENT                PERCENT               PERCENT
                                     AMOUNT   OF SALES      AMOUNT   OF SALES      AMOUNT   OF SALES     AMOUNT   OF SALES
                                    --------  --------     --------  --------     --------  --------     -------  --------
                                                             (IN THOUSANDS, EXCEPT PER YARD DATA)
Gross fabric sales (dollars):
    Promotional-end fabrics........ $ 57,023     36.0%     $ 54,716     31.0%     $ 57,395     30.2%     $12,992     27.7%
    Middle to better-end fabrics...  101,201     64.0       121,702     69.0       132,788     69.8       33,874     72.3
                                    --------  --------     --------  --------     --------  --------     -------  --------
        Gross fabric sales......... $158,224    100.0%     $176,418    100.0%     $190,183    100.0%      46,871    100.0%
                                    --------  --------     --------  --------     --------  --------     -------  --------
                                    --------  --------     --------  --------     --------  --------     -------  --------
Gross fabric sales (yards):
    Promotional-end fabrics........   17,042     41.8%       16,074     36.9%       16,822     37.4%       3,809     34.6%
    Middle to better-end fabrics...   23,719     58.2        27,478     63.1        28,154     62.6        7,204     65.4
                                    --------  --------     --------  --------     --------  --------     -------  --------
        Gross fabric sales.........   40,761    100.0%       43,552    100.0%       44,976    100.0%      11,013    100.0%
                                    --------  --------     --------  --------     --------  --------     -------  --------
                                    --------  --------     --------  --------     --------  --------     -------  --------
Average gross sales price per yard:
    Promotional-end fabrics........ $   3.35               $   3.40               $   3.41               $  3.81
    Middle to better-end fabrics...     4.27                   4.43                   4.72                  4.70
    Average per yard -- all
      fabrics......................     3.88                   4.05                   4.23                  4.26


                                           1998
                                     -----------------
                                              PERCENT
                                     AMOUNT   OF SALES
                                     -------  --------

Gross fabric sales (dollars):
    Promotional-end fabrics........  $14,222     25.7%
    Middle to better-end fabrics...   41,047     74.3
                                     -------  --------
        Gross fabric sales.........  $55,269    100.0%
                                     -------  --------
                                     -------  --------
Gross fabric sales (yards):
    Promotional-end fabrics........    4,080     33.4%
    Middle to better-end fabrics...    8,144     66.6
                                     -------  --------
        Gross fabric sales.........   12,224    100.0%
                                     -------  --------
                                     -------  --------
Average gross sales price per yard:
    Promotional-end fabrics........  $  3.49
    Middle to better-end fabrics...     5.04
    Average per yard -- all
      fabrics......................     4.52

     Quaker's product line consists of low to medium pick (from 6 through 14 picks per inch) woven fabrics, purchased primarily by manufacturers of promotional-end furniture; and medium to high pick (from 15 through 60 picks per inch) woven fabrics, purchased primarily by manufacturers of middle to better-end furniture. In the textile industry, 'picks per inch' refers to the number of times the filling, or weft, yarn in a fabric crosses the warp yarn in that fabric. Lower pick fabrics generally require the use of bulkier filling yarns in order to effectively 'fill' each inch of space to be 'covered' and, therefore, most lower pick fabrics have less well-defined designs and a considerable amount of 'texture' to them. Conversely, the higher pick content of the Company's middle to better-end fabrics makes it possible for these fabrics to have more well-defined design features and to present a smoother, finer, more sophisticated appearance than its promotional-end fabrics.

     Quaker's product line is focused on copyrighted Jacquard fabrics manufactured using special Jacquard equipment. All of Quaker's looms are equipped with Jacquard heads that can also be used to produce striped, plaid and plain woven fabrics. The use of Jacquard heads makes it possible to produce complex woven designs by varying the pattern, color and texture of both the filling and warp yarns in the fabric. The Company's copyrighted Jacquard designs allow Quaker to compete effectively with printed flat-woven and textured fabrics. Fabrics manufactured on looms without Jacquard heads have a much more limited range of styling and design options.

     Quaker's fabrics are noted for their wide use of chenille yarns, which have a soft, velvet-like feel. To take advantage of casual furniture trends, and to capitalize on the rapid growth of the motion furniture market, Quaker developed a soft chenille yarn with superior abrasion resistance to compete effectively with flocks, velvets and tufted fabrics. The Company markets its line of chenille fabrics under its Ankyra label. Through a licensing agreement with Solutia, Inc., formerly Monsanto Company, a number of the Company's Ankyra-based chenille fabrics, as well as certain other fabrics in its line, have been 'Wear-Dated' by Monsanto.

     On request, Quaker will create custom patterns for customers seeking to differentiate their products for distribution purposes, hit a certain retail price point or meet a particular styling need in the market they serve. These patterns, which are not part of Quaker's open line, are known in the industry as 'Specials.'

     Specialty Yarn. Quaker is a leading developer and manufacturer of specialty yarns, including a variety of chenille and spun yarns. Management believes the Company is the world's largest producer of chenille yarns, a soft pile yarn which produces a velvet-like fabric. Chenille yarns, and fabrics made out of chenille yarns, have become increasingly popular over the past several years, in part, as a result of the recent trend toward softer, more casual home furnishings and apparel. In 1997, net sales of Quaker's specialty yarns were $31.7 million.

PRODUCT DESIGN AND DEVELOPMENT

     Upholstery Fabric. Management believes that Quaker's design staff has an established reputation for design excellence and product leadership. The Company's 52-person design staff has overall responsibility for developing the Company's new upholstery patterns. Substantially all of the Company's fabric designs and construction specifications are created using state-of-the-art computer aided design ('CAD') equipment to reduce the new product development cycle.

     Quaker's designers monitor new product directions in the domestic and international home furnishings and apparel industries to identify consumer fashion and styling trends. Designers shop international fashion centers, including New York, San Francisco, London, Paris and Milan, to identify emerging color, furniture silhouette and shape, fabric construction and other styling trends at the consumer level. The Company's designers then interpret these fashion and styling trends to develop current and innovative upholstery fabrics to satisfy consumer preferences in the promotional-end and middle to better-end furniture categories. The development of each new fabric line requires four to five months and begins with the preparation of a merchandising plan for the line. Merchandising plans are based on extensive input from Quaker's design staff, sales representatives, senior managers and major customers and provide the Company's designers with detailed guidelines to follow as they develop the new products the Company plans to introduce in each major styling category and at each major price point.

     In addition, Quaker's vertically integrated manufacturing operations enable the design of products featuring the Company's unique yarns and advanced fabric finishing practices. After each new fabric merchandising plan is developed, members of the Company's fabric design and yarn development staff meet to identify the Company's yarn requirements for its next fabric line. Many of Quaker's proprietary yarns trace their origins to this design-driven process. Quaker's process engineering and manufacturing staffs evaluate each proposed new fabric for its effect on raw material costs, equipment utilization rates and quality performance. Although some plain, striped and plaid fabrics remain in the Company's product line for ten years or more, a successful product typically has a life of two to three years.

     Specialty Yarn. Management believes that the technical expertise of Quaker's yarn development staff provides the Company with an important competitive advantage by enabling Quaker to create and market innovative specialty yarns to meet its customers' styling and performance criteria. For example, the creation of Quaker's line of Ankyra chenille yarns was an important product breakthrough for both Quaker and its yarn customers. Historically, chenille yarns have had difficulty meeting the durability standards required for use in fabrics which are likely to be subjected to heavy wear, such as car seats and certain home furnishings products. Quaker's yarn development staff created a finished chenille yarn with superior abrasion resistance and, in 1997, the United States Patent and Trademark Office awarded patent protection to Quaker for its Ankyra process.

SALES AND MARKETING

     Upholstery Fabrics. The Company sells its upholstery fabrics to over 600 furniture manufacturers worldwide, including substantially all of the largest domestic manufacturers of upholstered furniture. Fabric sales to the Company's top 25 customers accounted for approximately 38.6% of 1997 net sales compared with 40.8% of 1996 net sales. None of the Company's customers accounted for more than 5% of net sales during 1997.

     The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1995:

                                                        FISCAL YEAR
                               --------------------------------------------------------------
                                      1995                  1996                  1997
                               ------------------    ------------------    ------------------
                                         PERCENT               PERCENT               PERCENT
                                AMOUNT   OF SALES     AMOUNT   OF SALES     AMOUNT   OF SALES
                               --------  --------    --------  --------    --------  --------
                                            (AMOUNTS IN THOUSANDS)
Gross fabric sales:
    Domestic sales............ $135,037     85.3%    $140,717     79.8%    $150,525     79.1%
    Foreign sales(1)..........   23,187     14.7       35,701     20.2       39,658     20.9%
                               --------  --------    --------  --------    --------  --------
        Gross fabric sales.... $158,224    100.0%    $176,418    100.0%    $190,183    100.0%
                               --------  --------    --------  --------    --------  --------
                               --------  --------    --------  --------    --------  --------

                                            FIRST FISCAL QUARTER
                                ----------------------------------------
                                      1997                   1998
                                -----------------    -------------------
                                         PERCENT                PERCENT
                                AMOUNT   OF SALES    AMOUNT     OF SALES
                                -------  --------   --------    --------
                                        (AMOUNTS IN THOUSANDS)
Gross fabric sales:
    Domestic sales............  $38,868     82.9%    $45,336       81.7%
    Foreign sales(1)..........    8,003     17.1      10,165       18.3
                                -------  --------    -------    --------
        Gross fabric sales....  $46,871    100.0%    $55,501      100.0%
                                -------  --------    -------    --------
                                -------  --------    -------    --------

-----------
(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center.

     Quaker's domestic fabric customers include manufacturers focused on the higher volume, promotional-end of the market and those focused on the lower volume, middle to better-end of the market. These two customer groups have different styling, design, volume, pricing and service requirements, and Quaker is organized to be responsive to their differing needs. Quaker's promotional-end customers typically place large orders with the Company for a particular fabric or family of fabrics at one time and they place a high value on Quaker's ability to meet their volume requirements and pricing needs. Quaker's middle to better-end fabric customers are generally less price sensitive but focused on the Company's product styling, design and quality performance. The orders placed by Quaker's middle to better-end customers are generally smaller and more diverse than those placed by promotional-end manufacturers.

     The Company employs a direct marketing force of 23 sales representatives, four of whom are based in Quaker's Mexico City distribution center, to market its fabrics in the United States and Mexico. All sales representatives are paid on a commission basis. The Company maintains showrooms and sales offices in Fall River, Massachusetts; Mexico City, Mexico; Hickory and High Point, North Carolina; Chicago, Illinois; Tupelo, Mississippi; and Los Angeles, California.

     Quaker's United States customers market their products through the International Home Furnishings Market (the 'High Point Market') held each year in April and October in High Point, North Carolina, and several regional shows. Quaker's design and marketing process is closely linked to these trade shows. The Company introduces its two major lines, each with over 350 new patterns, at the 'Showtime Fabric Fair' ('Showtime') held in High Point in January and July of each year. Almost all major U.S. furniture manufacturers attend Showtime to begin selecting fabric styles for the new lines of upholstered furniture they intend to introduce at the next High Point Market. The Company also introduces two less extensive product lines in April and October of each year to respond to competitive opportunities identified at the January and July Showtime trade shows.

     The Company distributes its products from facilities in Fall River, Massachusetts; Los Angeles, California; Mexico City, Mexico; High Point, North Carolina; and Verona, Mississippi. The Company also maintains inventory in Roosendaal, Holland.

     Quaker's fabrics are distributed internationally through a network of 27 independent commissioned agents appointed to represent the Company in Europe, the Far East, Australia, New Zealand, the Middle East, and Central and South America. Quaker also markets its fabrics at a number of trade shows regularly attended by its export customers, including shows in Belgium, Dubai, Germany, Italy, and Mexico, as well as certain trade shows in the United States aimed at the international market. To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States and sales from its Mexico City, Mexico distribution center.

     Specialty Yarns. Net yarn sales during 1997 were $31.7 million, or approximately 14.5% of the Company's net sales. The Company's specialty yarns are sold under the name of Nortex Yarns to manufacturers of home furnishings products, principally weavers of upholstery fabric, throws, afghans and other products, as well as to manufacturers of sweaters and other apparel. The Company is widely known for its chenille yarns and substantially all of its yarn revenues are attributable to sales of this particular yarn type.

     Among the special services offered by Quaker to its yarn customers is the preparation of color forecasts reflecting emerging color trends within the industry. The Company's customers use these color forecasts when selecting the yarns they intend to feature in their product offerings. The Company's technical expertise in the yarn development and yarn manufacturing areas is highly valued by its yarn customers, and Quaker frequently develops custom yarns for particular uses by its larger customers.

     In 1997, Quaker began supplying its Ankyra chenille yarns for use in the interiors of General Motors' GEO Prism line, and the Company was recently selected to supply the yarn requirements for the 1999 GEO Prism model year. Management believes that this ongoing relationship has provided Quaker with the expertise required to sell additional yarn, and potentially fabric, into the automotive market.

MANUFACTURING

     Quaker's manufacturing operations are vertically integrated from the production of specialty yarns through the weaving and finishing of upholstery fabrics. Substantially all of the Company's fabrics and yarns are produced in Quaker's four manufacturing facilities in Fall River, Massachusetts, and beginning in July 1998, the Company will begin manufacturing yarn in a fifth manufacturing facility. In addition, the Company is planning to build or acquire a new modular manufacturing facility to further increase its production capacity. Management believes that adding capacity through a separate facility will allow the Company to expand production capacity in the future, with minimal disruption to its existing operations.

     Production Planning and Control. To reduce the Company's manufacturing costs and inventory risks and to improve productivity and quality, Quaker uses a fully automated management information system for production planning and control purposes. Quaker's detailed daily and weekly production schedules are fully integrated, from raw materials sourcing through the receipt of finished fabrics and yarns in the Company's finished goods warehouses and, with the exception of fabrics produced for sale through the Company's four distribution centers, each schedule is based on actual customer orders. The Company is in the process of upgrading its management information system to an Enterprise Resource Planning system to (i) take advantage of the more sophisticated technology and capacity planning software currently available, and (ii) further the Company's quality, customer service and productivity objectives. Management expects to make the conversion from the Company's current management information system to its new Enterprise Resource Planning system in July 1998. Full implementation of the system is expected to be completed by the end of 1998.

     Raw Materials Sourcing. Quaker's raw materials consist principally of polypropylene, polyester, acrylic, cotton and rayon fibers and yarns for use in its yarn manufacturing and fabric weaving operations and latex to backcoat its finished fabrics. In addition, Quaker purchases commission dyeing services from various sources which dye, to the Company's specifications, certain of the yarns the Company produces internally and purchases from other manufacturers. Substantially all of the raw materials used by the Company are purchased from primary producers with manufacturing operations in the United States.

     Yarn Production. The Company manufactures most of the specialty filling yarns used in its upholstery fabric, including chenille yarns, Taslan yarns and spun yarns. The production of each yarn type requires the use of specialized yarn manufacturing equipment and methods and Quaker's current yarn manufacturing capacity is sufficient to meet approximately 70% of its specialty yarn needs.

     Weaving. The Company produces Jacquard, plain, striped and plaid woven fabrics. The Company weaves substantially all of its fabrics using its 450 looms, all of which are equipped with Jacquard heads. The Company has increasingly emphasized the use of electronic Jacquard heads featuring microprocessors that reduce the amount of time required for equipment changeovers as the Company switches from the manufacture of one fabric pattern to the next. To provide better service to its customers and to take full advantage of the reduced equipment set-up times achievable through the use of the Company's electronic Jacquard heads, Quaker schedules most of its shorter production runs on this equipment, including those which typically result from the smaller orders placed by its middle to better-end customers. The Company has organized a 'mini-mill' operation, with special staffing levels and operating procedures, for this purpose. In addition, Quaker is currently making a transition from a traditional 'batch and queue' manufacturing process to a cell manufacturing approach in certain of its production areas. Management believes that the use of these cell manufacturing techniques will further the Company's productivity, quality and operating efficiency.

     Finishing. Quaker's vertically integrated manufacturing base includes a comprehensive fabric finishing operation. During the finishing process, a latex backing is applied to most of the Company's fabrics to enhance their durability and performance characteristics, and on customer request, a stainproofing agent is also used. The Company's Quaker Plush products benefit from an additional chemical and mechanical finishing process designed to enhance their appearance and softness.

QUALITY ASSURANCE

     The Company believes that product quality is a significant competitive factor in both the domestic and international fabric markets. Quaker's quality initiatives include: (i) a group incentive program in certain of its production departments to factor quality into the overall compensation programs in these areas; (ii) inspection of all incoming raw materials to ensure they meet the Company's product specifications and to provide prompt feedback to vendors when defects are discovered so that corrective actions may be undertaken immediately;
(iii) the assignment of quality control staff to each of the Company's weaving areas and various other quality-critical production departments to identify defects early in the manufacturing process; (iv) a final quality inspection of the Company's yarn and fabric products before they are released for shipment;
(v) continuous monitoring of the Company's performance against industry and its own internal quality standards; and (vi) ISO 9001 certification of all of its operations.

     As a result of these quality initiatives, the Company's quality-related customer return rate, as a percentage of total yards shipped, improved from 0.8% in 1995 to 0.6% in 1996 and 0.4% in 1997, and the Company's sales of second-quality fabric as a percentage of total sales decreased from 2.2% in 1995 to 1.1% in 1996 and 0.6% in 1997.

TECHNOLOGY

     As part of Quaker's overall strategy to improve productivity and achieve a service advantage over its competitors, the Company strives to introduce new technologies into its operations whenever possible. Quaker's efforts in this area include: (i) the use of its management information system to provide computerized support to the Company's manufacturing operations; (ii) the use of CAD equipment to reduce the new product development cycle time required to bring its new products to market, including the design of 'Specials'; (iii) the use of bar-coding systems to improve the efficiency of its manufacturing operations and customer service to its customers; and (iv) the use of electronic Jacquard heads and other production equipment equipped with microprocessors to improve manufacturing efficiencies and reduce unit production costs.

     During 1996, the Company and a leading consulting firm completed a comprehensive re-evaluation of its data processing systems and developed a long-range information systems plan intended to meet the Company's future management information needs and to provide new technology solutions to the Company's customers. As a result of this study, the Company is in the process of moving from its current management information system to an Enterprise Resource Planning system, with conversion to the new system scheduled to take place in July 1998 and full implementation of the system expected to be completed by the end of 1998. Management believes that the installation of the Company's new Enterprise Resource Planning system will enhance Quaker's ability to meet its quality and service objectives by: (i) providing Quaker's customers with direct access to the system to check the status of their orders; (ii) reducing delivery lead times by improving the Company's ability to accurately forecast its raw material requirements, provide better and more timely information to its vendors and schedule its production operations more efficiently; (iii) providing computerized support to the Company's quality control system; and (iv) assisting the Company in maintaining its ISO 9001 certification.

     The Company's CAD equipment is used to develop new fabric designs and to prepare plastic Jacquard cards for use with the Company's mechanical Jacquard heads and computer disks for use with

Quaker's newer electronic Jacquard heads. These plastic cards and computer disks contain precise instructions about the construction of the particular fabric pattern to be woven.

     The Company first began introducing bar-coding technology in certain of its operations in 1993. In 1998, Quaker plans to introduce bar-coding technology in the balance of its manufacturing areas so that material movement can be traced electronically from receiving to shipping.

COMPETITION

     The markets for the Company's products are highly competitive. Competitive factors in the upholstery fabric business include product design, styling, price, customer service and quality. Price is a more important competitive factor in the promotional-end of the market than it is in the middle to better-end of market, where competition is weighted more heavily toward fabric styling and design considerations. The Company's principal competitors include Burlington Industries Inc., Culp, Inc., Joan Fabrics Corporation (including the Mastercraft Division purchased from Collins & Aikman Corporation in 1997) and Valdese Weavers, Inc. Several of the companies with which the Company competes have greater financial resources than the Company. The Company's woven fabrics products compete with other upholstery fabrics and furniture coverings, including prints, flocks, tufts, velvets and leather. Although the Company has experienced no significant competition in the United States from imports to date, changes in foreign exchange rates or other factors could make imported fabrics more competitive with the Company's products in the future.

BACKLOG

     At April 4, 1998, the Company had orders pending for approximately $69.9 million of fabric and yarn compared to $30.3 million at April 3, 1997. At January 3, 1998, the Company had orders pending for approximately $53.4 million of fabric and yarn compared to $29.1 million at January 4, 1997. The Company's backlog position at any given time may not be indicative of the Company's long-term performance.

TRADEMARKS, PATENTS, COPYRIGHTS

     The Company seeks copyright protection for all new fabric designs it creates, and management believes that the copyrights owned by the Company serve as a deterrent to those industry participants that might otherwise seek to replicate the Company's unique fabric designs. In June 1995, the Company introduced a new collection of fabrics featuring Quaker's proprietary Ankyra chenille yarns. In 1997, the United States Patent and Trademark Office awarded the Company a patent for the proprietary manufacturing process the Company developed to produce these yarns. Quaker owns a federal registration issued by the U.S. Patent and Trademark Office for its 'W' logo mark for upholstery fabrics and for its 'WHITAKER' mark for textiles for use in the manufacture of upholstery fabrics. The Company has also filed applications with the U.S. Patent and Trademark Office to register its 'QUAKER PLUSH' and 'QUAKER FABRIC & Design' marks. In addition, the Company has filed applications to register the mark 'QUAKER' in Canada, the European Union, Mexico and Turkey.

INSURANCE

     The Company maintains general liability and property insurance. The costs of insurance coverage vary generally and the availability of certain coverages has fluctuated in recent years. While the Company believes that its present insurance coverage is adequate for its current operations, there can be no assurance that the coverage is sufficient for all future claims or will continue to be available in adequate amounts or at reasonable rates.

EMPLOYEES

     The Company is the largest manufacturer, and the largest private sector employer, in Fall River, Massachusetts. As of May 22, 1998, Quaker employed 2,177 people, including 1,802 production employees, 135 technical and clerical employees, and 240 exempt employees and commissioned sales representatives. Management believes that employee relations are good. None of the Company's employees are represented by a collective bargaining agreement.

PROPERTIES

     Quaker is headquartered in Fall River, Massachusetts, where it currently has eight facilities, four used primarily for manufacturing purposes and three for warehouse space. The eighth facility houses the Company's executive, administrative and design areas as well as certain manufacturing operations. Quaker is in the process of setting up a ninth facility in the Fall River area for yarn manufacturing. The Company has three distribution centers in the United States and one in Mexico. The table below sets forth certain information relating to the Company's current facilities:

                                                                     APPROXIMATE
                                                                    ENCLOSED AREA
                 LOCATION                        PRIMARY USE        (SQUARE FEET)     OWNERSHIP
------------------------------------------   --------------------   -------------    ------------
Grinnell Street, Fall River...............   Manufacturing             728,000       Owned
Quequechan Street, Fall River.............   Manufacturing             244,000       Owned
Davol Street, Fall River..................   Offices/Manufacturing     245,000       Owned
Ferry Street, Fall River..................   Manufacturing             193,000       Owned
Graham Road, Fall River...................   Manufacturing              52,000       Leased(1)
Airport Road, Fall River..................   Warehouse                  28,000       Leased(2)
Fr. DeValles Blvd., Fall River............   Warehouse                  23,408       Leased(3)
Lewiston Street, Fall River...............   Warehouse                  61,762       Leased(4)
County Street, Somerset, MA...............   Manufacturing              52,500       Leased(5)
Verona, MS................................   Distribution Center        20,000       Owned
City of Industry, CA......................   Distribution Center        17,286       Leased(6)
Mexico City, Mexico.......................   Distribution Center         9,000       Leased(7)
High Point, NC............................   Distribution Center         8,500       Leased(8)

------------
(1) Lease expires July 31, 2002

(2) Lease expires October 22, 1999.

(3) Lease expires December 15, 1998.

(4) Lease expires March 29, 2000.

(5) Lease expires May 20, 2000.

(6) Lease expires October 1, 2001.

(7) Lease expires February 5, 2000.

(8) Lease expires July 31, 2001.

     The Company also maintains inventory at a public warehouse in Roosendaal, Holland. Quaker has sales offices in Fall River, Massachusetts; Mexico City, Mexico; Hickory and High Point, North Carolina; Chicago, Illinois; Tupelo, Mississippi; and Los Angeles, California. All of the Company's sales offices, except the one in Fall River, Massachusetts, are leased.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to numerous federal, state, and local laws and regulations pertaining to the discharge of materials into the environmental or otherwise relating to the protection of the environment. The Company is aware of soil and groundwater contamination relating to the use of certain underground fuel oil storage tanks at certain of its present and former facilities and the Company has accrued reserves for environmental matters based on information presently available. Based on this information and the Company's established reserves, the Company does not believe that these environmental matters will have a material adverse effect on either the Company's financial condition or results of operations. However, there can be no assurance that these reserves will be adequate or that the costs associated with environmental matters will not increase in the future.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company:

               NAME                   AGE                             POSITION
-----------------------------------   ---   ------------------------------------------------------------

Larry A. Liebenow(1)...............   54    President, Chief Executive Officer and Director
Anthony Degomes....................   57    Vice President -- New Business Development
James A. Dulude....................   42    Vice President -- Manufacturing
Thomas J. Finneran.................   58    Vice President -- Sales
Cynthia L. Gordan..................   51    Vice President, Secretary and General Counsel
Paul J. Kelly......................   53    Vice President -- Finance, Treasurer and Chief Financial
                                              Officer
Thomas H. Muzekari.................   57    Vice President -- Marketing
M. Beatrice Spires.................   36    Vice President -- Styling and Design
J. Duncan Whitehead................   55    Vice President -- Technology and Development, and Yarn Sales
Sangwoo Ahn(1)(2)(3)...............   59    Chairman of the Board
Jerry I. Porras(1)(3)..............   59    Director
Eriberto R. Scocimara(2)...........   62    Director

------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Stock Option Committee.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is a description of the backgrounds of the directors and executive officers of the Company. There are no family relationships among any of the Company's directors or executive officers.

     Larry A. Liebenow. Mr. Liebenow has served as President, Chief Executive Officer and a director of the Company since September 1989. From July 1983 until September 1989, Mr. Liebenow was Chairman of the Board and President of Nortex International, Inc., a manufacturer and distributor of specialty yarns which was merged into the Company in 1989 ('Nortex International'). From September 1971 to July 1983, Mr. Liebenow served as the Chief Operating Officer of Grupo Pliana, S.A., a Mexican yarn and upholstery fabric manufacturing concern. Mr. Liebenow is also a trustee of Eastern Utilities Associates; a director of the U.S. Chamber of Commerce, Chairman of its Western Hemisphere Task Force and a member of its International Policy Committee; and a director of the American Textile Manufacturers Institute.

     Anthony Degomes. Mr. Degomes has been employed by the Company since September 1989 and has served as Vice President -- New Business Development since March 1996. Mr. Degomes served as Vice President -- Styling and Design of the Company from September 1991 to March 1996. From December 1990 to September 1991, Mr. Degomes served as the Company's Director of Styling and Design. From September 1989 to November 1990, Mr. Degomes served as the Vice
President -- Styling, Design and Development of the Company's Nortex Division. From March 1984 to September 1989, Mr. Degomes served as the Vice President in charge of Styling and Development for Nortex International.

     James A. Dulude. Mr. Dulude has been employed by the Company since May 1986 and has served as Vice President -- Manufacturing since August 1995. Mr. Dulude served as Vice President -- Purchasing, Planning and MIS from November 1990 to August 1995. Mr. Dulude served as the Company's Director of Purchasing and Planning from May 1989 to November 1990, Director of Planning and Scheduling from July 1988 to May 1989, and Director of Information Systems from May 1986 to July 1988.

     Thomas J. Finneran. Mr. Finneran has been employed by the Company since January 1982 and has served as Vice President -- Sales since March 1996. Mr. Finneran served as Vice President -- Marketing from July 1988 to March 1996 and Vice President -- Sales from January 1982 to July 1988. From 1973 to

January 1982, Mr. Finneran was responsible for sales and marketing of velvets, Jacquard and dobbie product lines at Joan Fabrics Corporation.

     Cynthia L. Gordan. Ms. Gordan has been employed by the Company since March 1988 and has served as Vice President, Secretary and General Counsel of the Company since March 1989. Ms. Gordan is also responsible for the Company's Risk Management, Investor Relations and Human Resources functions. From April 1986 to November 1987, Ms. Gordan served as a Senior Associate in the Corporate Department of the Chicago law firm of Katten Muchin & Zavis. From November 1981 to April 1986, Ms. Gordan was employed by The General Electric Company where she served first as the Vice President and General Counsel of General Electric's life, property and casualty insurance affiliates in Providence, Rhode Island, and later as the strategic planner and acquisition specialist for a division of General Electric Capital Corporation.

     Paul J. Kelly. Mr. Kelly has served as Vice President -- Finance, Treasurer and Chief Financial Officer of the Company since December 1989 and, since November 1993, has also had responsibility for working with industry and institutional equity research analysts. From January 1988 to December 1989, Mr. Kelly was the co-founder and President of International Business Brokers and Consultants Ltd., a business broker and consulting firm. From December 1977 to December 1987, Mr. Kelly served as Chief Financial Officer of Ferranti Ocean Research Equipment, Inc., an international manufacturing concern. From February 1973 to December 1977, he was a certified public accountant with Arthur Andersen & Co.

     Thomas Muzekari. Mr. Muzekari has served as Vice President -- Marketing since March 1996. From September 1989 until February 1996, Mr. Muzekari was the Vice President -- Marketing for the Velvet Division of Collins & Aikman Group, Inc. ('C&A').

     M. Beatrice Spires. Ms. Spires has been employed by the Company since September 1995 and has served as Vice President -- Styling and Design since March 1996. From September 1995 to March 1996, Ms. Spires served as Quaker's Director of Design. From July 1992 to September 1995, Ms. Spires was Vice President -- Merchandising for the Velvet Division of C&A. From September 1991 to July 1992, Ms. Spires was Merchandising Manager of C&A.

     J. Duncan Whitehead. Mr. Whitehead has served as Vice
President -- Technology and Development, and Yarn Sales since December 1996. Mr. Whitehead served as Vice President -- Research and Technology, and Yarn Sales from August 1995 to December 1996. Mr. Whitehead served as Vice President, Yarn Sales and Development from May 1990 to August 1995. From September 1989 to May 1990, Mr. Whitehead was the Vice President -- Sales and Marketing for the Company's Nortex Division. From July 1983 to September 1989, Mr. Whitehead served as Vice President of Sales and Marketing for Nortex International.

     Sangwoo Ahn. Mr. Ahn has served as a director of the Company since March 12, 1993 and Chairman of the Board since May 19, 1993. Mr. Ahn has served as a general partner of MLGAL Partners, the general partner of MLGA Fund since 1987 and as a managing director of its affiliate, Morgan Lewis Githens & Ahn, Inc., an investment banking firm, since 1982. Mr. Ahn also serves as a director of Gradall Industries, Inc., Kaneb Services, Inc., Kaneb Pipe Line Partners, L.P., ITI Technologies Inc., PAR Technology Corp. and Stuart Entertainment, Inc.

     Jerry I. Porras. Mr. Porras has served as a director of the Company since May 21, 1997. Mr. Porras is the Lane Professor of Organizational Behavior and Change at Stanford University's Graduate School of Business, where he has taught varied courses on organizational behavior and change for the last 25 years. Since 1970, Mr. Porras has been the President of Jerry I. Porras Associates, Inc., a consulting firm which advises a wide variety of public and private organizations. Mr. Porras is also a co-owner of Stream Analytics, Inc., a software firm which develops applications for organizational diagnosis and change management. Mr. Porras also serves on the boards of directors of State Farm Life Insurance Company and State Farm General Insurance Company.

     Eriberto R. Scocimara. Mr. Scocimara has served as a director of the Company since December 14, 1993. Since April 1, 1994, Mr. Scocimara has been the President and Chief Executive Officer of the Hungarian-American Enterprise Fund, a private tax-exempt Delaware corporation established pursuant to Federal law for the purpose of promoting private enterprise in Hungary. Mr. Scocimara has been the

President and Chief Executive Officer of Scocimara & Company, Inc., a financial consulting firm, since 1984. Mr. Scocimara also serves as a director of Carlisle Companies Incorporated, Cofinec N.V., Euronet Services, Inc., Harrow Industries, Inc. and Roper Industries, Inc.

     All directors of the Company hold office until the next annual meeting of stockholders of the Company or until their successors are elected and qualified. The Company's President, Secretary and Treasurer are elected annually by the Board at its first meeting following the annual meeting of stockholders. All other executive officers hold office until their successors are chosen and qualified.

     Pursuant to Section 145 of the DGCL, Article NINTH of the Company's certificate of incorporation provides that the Company shall indemnify its directors and officers against liability for certain of their acts. Article EIGHTH of the Company's certificate of incorporation provides that, except to the extent prohibited by the DGCL, no director of the Company shall be liable to the Company for monetary damages for breach of his fiduciary duty as a director. In addition, the Company has entered into indemnification agreements with certain of its directors indemnifying such persons against judgments and other expenses incurred in connection with pending or threatened litigation resulting from that director's position with the Company. The Company also provides its directors and officers with coverage under a director's and officer's liability insurance policy.

COMMITTEES

     The Board of Directors has established an Audit Committee, a Compensation Committee and a Stock Option Committee. The Audit Committee, currently composed of Messrs. Ahn and Scocimara, meets periodically with management and the Company's independent accountants to determine the adequacy of internal controls and other financial reporting matters. The Compensation Committee, currently composed of Messrs. Ahn, Liebenow and Porras, reviews general policy matters relating to compensation and benefits of employees generally and has responsibility for reviewing and approving compensation and benefits for all officers of the Company. The Stock Option Committee, currently composed of Messrs. Ahn and Porras, administers the Company's stock option plans.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 20, 1998 and as adjusted to reflect the completion of this offering, by (i) each of the Company's directors and executive officers, (ii) all directors and executive officers of the Company as a group, (iii) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of the Common Stock (including the Selling Stockholder). All share information reflects a three-for-two stock split payable on June 19, 1998 to stockholders of record on June 8, 1998.

                                                             SHARES BENEFICIALLY
                                                                    OWNED                       SHARES BENEFICIALLY
                                                                 PRIOR TO THE                          OWNED
                                                                   OFFERING                      AFTER THE OFFERING
                                                             --------------------    SHARES     --------------------
NAME                                                          NUMBER      PERCENT    OFFERED     NUMBER      PERCENT
----------------------------------------------------------   ---------    -------    -------    ---------    -------
Nortex Holdings, Inc.(1)..................................   3,024,094      22.9     750,000    2,274,094      14.0
Larry A. Liebenow(2)(3)...................................   3,051,094      23.1     750,000    2,301,094      14.2
Anthony Degomes(3)(4).....................................   3,033,094      23.0     750,000    2,283,094      14.1
J. Duncan Whitehead(3)(5).................................   3,033,694      23.0     750,000    2,283,694      14.1
FMR Corp.(6)..............................................   1,484,100      11.7           0    1,484,100       9.5
Neumeier Investment Counsel LLC(7)........................     717,300       5.7           0      717,300       4.6
Dimensional Fund Advisors Inc.(8).........................     695,250       5.5           0      695,250       4.4
Sangwoo Ahn(9)............................................      93,781      *              0       93,781      *
Jerry I. Porras(10).......................................       2,500      *              0        2,500      *
Eriberto R. Scocimara(10).................................       7,500      *              0        7,500      *
James A. Dulude(3)(11)....................................     102,864      *              0      102,864      *
Thomas J. Finneran(3)(10).................................       9,000      *              0        9,000      *
Cynthia L. Gordan(3)(10)..................................      99,864      *              0       99,864      *
Paul J. Kelly(3)(10)......................................      63,864      *              0       63,864      *
Thomas H. Muzekari(3)(10).................................      54,000      *              0       54,000      *
M. Beatrice Spires(3)(10).................................      79,500      *              0       79,500      *
All executive officers and directors as a group (12
  persons)................................................   3,582,567      26.2     750,000    2,832,567      17.0

------------
*    Less than 1%

 (1) Consists of (a) 2,468,556 shares of Common Stock owned directly by Nortex Holdings and (b) 555,538 shares which Nortex Holdings has the right to acquire upon exercise of an option granted by the Company in 1993 at an exercise price of $0.80 per share. The address of Nortex Holdings is 941 Grinnell Street, Fall River, Massachusetts 02721.

 (2) Consists of (a) 27,000 shares of Common Stock issuable upon exercise of options and (b) the shares of Common Stock beneficially owned by Nortex Holdings. See footnote (1). Mr. Liebenow owns 70.5% of the outstanding shares of Nortex Holdings and is the President and a director of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings.

 (3) The address for the named individual is c/o Quaker Fabric Corporation, 941 Grinnell Street, Fall River, Massachusetts 02721.

 (4) Consists of (a) 9,000 shares of Common Stock issuable upon exercise of options and (b) the shares of Common Stock beneficially owned by Nortex Holdings. See footnote (1). Mr. Degomes owns 12.0% of the outstanding shares of Nortex Holdings and is an officer and director of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings.

 (5) Consists of (a) 9,000 shares of Common Stock issuable upon exercise of options, (b) the shares of Common Stock beneficially owned by Nortex Holdings and (c) 600 shares of Common Stock held by Mr. Whitehead's children. See footnote (1). Mr. Whitehead owns 17.5% of the outstanding shares of Nortex Holdings and is an officer and director of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings.

 (6) Based solely upon information obtained from a Schedule 13G filed with the Commission on February 10, 1998, as amended. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

 (7) Based solely upon information obtained from a Schedule 13G filed with the Commission on February 6, 1998. The address for Neumeier Investment Counsel LLC is 26435 Carmel Rancho Blvd., Carmel, California 93923.

 (8) Based solely upon information obtained from a Schedule 13G filed with the Commission on February 10, 1998. Consists of shares deemed beneficially owned by Dimensional Fund Advisors Inc. ('Dimensional'), a registered investment advisor. Such shares are held in portfolios of advisory clients of Dimensional. Dimensional disclaims beneficial ownership of such shares. The address for Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

 (9) Consists of (a) 76,281 shares of Common Stock owned directly by Mr. Ahn,
     (b) 2,500 shares of Common Stock issuable upon exercise of options and (c) 15,000 shares of Common Stock held by Mr. Ahn's children. Mr. Ahn disclaims beneficial ownership of the shares owned by his children.

(10) Consists of shares of Common Stock which the named individual has the right to acquire upon the exercise of options.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(11) Consists of 99,864 shares of Common Stock which Mr. Dulude has the right to acquire upon the exercise of options and 3,000 shares of Common Stock held by his children. Mr. Dulude disclaims beneficial ownership of the shares owned by his children.

     Except as noted in the footnotes, the Company believes the beneficial holders listed in the table above have sole voting and investment power regarding the shares shown as being beneficially owned by them. Except as noted in the footnotes, none of such shares is known by the Company to be shares with respect to which the beneficial owner has the right to acquire such shares.

                                  UNDERWRITING

     The Underwriters named below (the 'Underwriters'), for whom Prudential Securities Incorporated, The Robinson-Humphrey Company, LLC and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives of the Underwriters (the 'Representatives'), severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names:

                                                                                             NUMBER
UNDERWRITER                                                                                 OF SHARES
-----------------------------------------------------------------------------------------   ---------
Prudential Securities Incorporated.......................................................
The Robinson-Humphrey Company, LLC.......................................................
Wheat First Securities, Inc..............................................................

     Total...............................................................................   3,750,000
                                                                                            ---------
                                                                                            ---------

     The Company and the Selling Stockholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholder that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$      per share; and that such dealers may reallow a concession of $      per
share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 562,500 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,750,000.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers and the Selling Stockholder have agreed (except as to an aggregate of 150,000 shares previously pledged) that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any security convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days, in the case of the Company, the Selling Stockholder and certain of their affiliates, and 90 days in the case of other directors and executive officers, after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company and sales by Nortex Holdings pursuant to the exercise of certain outstanding stock options, which shares will be subject to similar restrictions on transferability. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements.

     In connection with this offering, certain Underwriters (and selling group members if any) who are qualified market makers on the Nasdaq National Market have engaged in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, as amended, during the business day prior to the pricing of the offering before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     In connection with the offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 562,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose 'penalty bids' under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the shares of Common Stock offered hereby will be passed upon for the Company by Proskauer Rose LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York. Certain members of Proskauer Rose LLP have acted as counsel to Nortex Holdings and its affiliates in certain matters.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules included in or made a part of this Prospectus and Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Report of Independent Public Accountants...................................................................    F-2
Consolidated Balance Sheets -- January 4, 1997 and January 3, 1998 (audited) and
  April 4, 1998 (unaudited)................................................................................    F-3
Consolidated Statements of Income -- For the years ended December 30, 1995,
  January 4, 1997 and January 3, 1998 (audited) and the three months ended April 5, 1997 and April 4, 1998
  (unaudited)..............................................................................................    F-4
Consolidated Statements of Changes in Stockholders' Equity -- For the years ended December 30, 1995,
  January 4, 1997 and January 3, 1998 (audited) and the three months ended April 4, 1998 (unaudited).......    F-5
Consolidated Statements of Cash Flows -- For the years ended December 30, 1995, January 4, 1997 and January
  3, 1998 (audited) and the three months ended April 5, 1997 and April 4, 1998 (unaudited).................    F-6
Notes to Consolidated Financial Statements.................................................................    F-7

     After the three-for-two stock split discussed in Note 11 to Quaker Fabric Corporation and subsidiaries' consolidated financial statements is effected, we expect to be in a position to render the following report.

ARTHUR ANDERSEN LLP
February 10, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To QUAKER FABRIC CORPORATION:

     We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 4, 1997 and January 3, 1998, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 4, 1997 and January 3, 1998, and the results of their operations and their cash flows for each of the three years ended January 3, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 10, 1998 (except for the matter discussed in Note 11, as to which the date is May 28, 1998)

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                               JANUARY 4,    JANUARY 3,     APRIL 4,
                                                                                  1997          1998          1998
                                                                               ----------    ----------    -----------
                                                                                                           (UNAUDITED)
                                                                                       (DOLLARS IN THOUSANDS)
                                   ASSETS
Current assets:
     Cash...................................................................     $    385      $    234      $    567
     Accounts receivable, less allowances of $2,052, $1,479 and $1,659 at
       January 4, 1997, January 3, 1998 and April 4, 1998, respectively, for
       doubtful accounts and sales returns and allowances...................       26,261        32,996        34,504
     Inventories............................................................       26,957        32,176        37,944
     Prepaid income taxes...................................................          694            25            33
     Prepaid expenses and other current assets..............................        3,617         4,688         4,044
                                                                               ----------    ----------    -----------
          Total current assets..............................................       57,914        70,119        77,092
     Property, plant and equipment, net of depreciation and amortization....       84,045       101,307       111,158
Other assets:
     Goodwill, net of amortization..........................................        6,397         6,204         6,154
     Deferred financing costs...............................................          322           251           227
     Other assets...........................................................          154           207           221
                                                                               ----------    ----------    -----------
          Total assets......................................................     $148,832      $178,088      $194,852
                                                                               ----------    ----------    -----------
                                                                               ----------    ----------    -----------

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of debt................................................     $    951      $    995      $    994
     Current portion of capital lease obligations...........................        1,532         1,167         1,185
     Accounts payable.......................................................       14,384        18,203        17,679
     Accrued expenses and taxes.............................................        8,427         7,120         9,583
                                                                               ----------    ----------    -----------
          Total current liabilities.........................................       25,294        27,485        29,441
Long-term debt, less current portion........................................       35,731        47,436        60,287
Capital lease obligations, less current portion.............................        6,504         5,336         5,034
Deferred income taxes.......................................................       11,649        13,771        14,041
Other long-term liabilities.................................................        3,082         1,747         1,788
Commitments and contingencies
Redeemable preferred stock:
     Series A convertible, $.01 par value per share, liquidation preference
       $1,000 per share, 50,000 shares authorized, none issued..............       --            --            --
Stockholders' equity:
     Common stock, $.01 par value per share, 20,000,000 shares authorized:
       12,031,645, 12,601,026 and 12,602,110 shares issued and outstanding as of January 4, 1997, January 3, 1998 and April 4, 1998,
       respectively.........................................................          120           126           126
     Additional paid-in capital.............................................       41,908        46,530        46,542
     Retained earnings......................................................       25,959        37,072        39,008
     Cumulative translation adjustment......................................       (1,415)       (1,415)       (1,415)
                                                                               ----------    ----------    -----------
          Total stockholders' equity........................................       66,572        82,313        84,261
                                                                               ----------    ----------    -----------
          Total liabilities and stockholders' equity........................     $148,832      $178,088      $194,852
                                                                               ----------    ----------    -----------
                                                                               ----------    ----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 FISCAL YEAR ENDED                  THREE MONTHS ENDED
                                                      ----------------------------------------    ----------------------
                                                      DECEMBER 30,    JANUARY 4,    JANUARY 3,    APRIL 5,     APRIL 4,
                                                          1995           1997          1998         1997         1998
                                                      ------------    ----------    ----------    ---------    ---------
                                                                                                       (UNAUDITED)
                                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................     $173,487        $198,856      $219,174     $53,198      $62,730
Cost of products sold..............................      137,083         152,787       167,401      40,099       49,139
                                                      ------------    ----------    ----------    ---------    ---------
Gross margin.......................................       36,404          46,069        51,773      13,099       13,591
Selling, general and administrative expenses.......       26,176          29,121        32,311       8,468        9,398
                                                      ------------    ----------    ----------    ---------    ---------
Operating income...................................       10,228          16,948        19,462       4,631        4,193
Other expenses:
     Interest expense, net.........................        3,898           4,092         3,700         875        1,200
     Other, net....................................           98              77            65           9           15
                                                      ------------    ----------    ----------    ---------    ---------
Income before provision for income taxes...........        6,232          12,779        15,697       3,747        2,978
Provision for income taxes.........................          712           4,217         4,584       1,237        1,042
                                                      ------------    ----------    ----------    ---------    ---------
Net income.........................................     $  5,520        $  8,562      $ 11,113     $ 2,510      $ 1,936
                                                      ------------    ----------    ----------    ---------    ---------
                                                      ------------    ----------    ----------    ---------    ---------

Earnings per common share -- basic.................     $   0.46          0.71      $   0.90     $  0.21      $  0.15
                                                        ------------    ----------    ----------    ---------    ---------
                                                      ------------    ----------    ----------    ---------    ---------

Earnings per common share -- diluted...............     $   0.44        $   0.69      $   0.85     $  0.20      $  0.15
                                                      ------------    ----------    ----------    ---------    ---------
                                                      ------------    ----------    ----------    ---------    ---------

Weighted average shares outstanding -- basic.......       12,032          12,032        12,412      12,096       12,602
                                                      ------------    ----------    ----------    ---------    ---------
                                                      ------------    ----------    ----------    ---------    ---------

Weighted average shares outstanding -- diluted.....       12,440          12,498        13,022      12,706       13,273
                                                      ------------    ----------    ----------    ---------    ---------
                                                      ------------    ----------    ----------    ---------    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                ADDITIONAL                 CUMULATIVE         TOTAL
                                                      COMMON     PAID-IN      RETAINED    TRANSLATION     STOCKHOLDERS'
                                                      STOCK      CAPITAL      EARNINGS     ADJUSTMENT        EQUITY
                                                      ------    ----------    --------    ------------    -------------
                                                                (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance, December 31, 1994.........................    $120       $41,340      $11,877          (748)        $52,589
     Stock option compensation expense.............    --             229        --           --                 229
     Net income....................................    --          --            5,520        --               5,520
     Issuance of 15,927 shares of common stock
       under stock option plan.....................    --              78        --           --                  78
     Foreign currency translation adjustment.......    --          --            --             (566)           (566)
                                                      ------    ----------    --------    ------------    -------------
Balance, December 30, 1995.........................    $120       $41,647      $17,397      $ (1,314)        $57,850
     Stock option compensation expense.............    --             261        --           --                 261
     Net income....................................    --          --            8,562        --               8,562
     Foreign currency translation adjustment.......    --          --            --             (101)           (101)
                                                      ------    ----------    --------    ------------    -------------
Balance, January 4, 1997...........................    $120       $41,908      $25,959      $ (1,415)        $66,572
     Stock option compensation expense.............    --             571        --           --                 571
     Net income....................................    --          --           11,113        --              11,113
     Proceeds from sale of 450,000 shares of common
       stock, net of expenses......................       5         3,262        --           --               3,267
     Proceeds from stock options exercised,
       including tax benefits......................       1           789        --           --                 790
                                                      ------    ----------    --------    ------------    -------------
Balance, January 3, 1998...........................    $126       $46,530      $37,072      $ (1,415)        $82,313
                                                      ------    ----------    --------    ------------    -------------
     Net income (unaudited)........................    --          --            1,936        --               1,936
     Proceeds from stock options exercised,
       including tax benefits (unaudited)..........    --              12        --           --                  12
                                                      ------    ----------    --------    ------------    -------------
Balance, April 4, 1998 (unaudited).................    $126       $46,542      $39,008      $ (1,415)        $84,261
                                                      ------    ----------    --------    ------------    -------------
                                                      ------    ----------    --------    ------------    -------------

The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FISCAL YEAR ENDED                  THREE MONTHS ENDED
                                                               ----------------------------------------    -----------------------
                                                               DECEMBER 30,    JANUARY 4,    JANUARY 3,     APRIL 5,     APRIL 4,
                                                                   1995           1997          1998          1997         1998
                                                               ------------    ----------    ----------    ----------    ---------
                                                                                                                  (UNAUDITED)
                                                                                      (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
     Net income...............................................  $  5,520       $  8,562      $ 11,113       $ 2,510     $  1,936
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization.......................     6,462          7,437         8,511         1,969        2,535
          Stock option compensation expense...................       229            261           571           571       --
          Deferred income taxes...............................      (200)         1,134         1,570           371          270
     Changes in operating assets and liabilities:
          Accounts receivable.................................     1,398         (2,050)       (6,735)         (874)      (1,508)
          Inventories.........................................      (871)        (4,581)       (5,219)         (774)      (5,768)
          Prepaid expenses and other current assets...........    (1,374)           657          (455)          839          622
          Accounts payable and accrued expenses...............     1,158          4,078         2,512          (862)       1,939
          Deferred income taxes...............................       (53)            (8)          552        --           --
          Other long-term liabilities.........................      (245)          (684)       (1,335)         (155)          41
                                                                ----------    ----------    ----------    ---------    ----------
               Net cash provided by operating activities......    12,024         14,806        11,085         3,595           67
                                                                ----------    ----------    ----------    ---------    ----------
Cash flows from investing activities:
     Purchases of property, plant and equipment...............   (13,165)       (11,979)      (25,484)       (2,440)     (12,312)
     Sale of equipment........................................       212         --            --            --           --
                                                                ----------    ----------    ----------    ---------    ----------
               Net cash used for investing activities.........   (12,953)       (11,979)      (25,484)       (2,440)     (12,312)
                                                                ----------    ----------    ----------    ---------    ----------
Cash flows from financing activities:
     Proceeds from issuance of short-term and long-term debt..    34,500         --            45,000        --           13,100
     Repayments of debt.......................................   (31,912)        (1,278)      (33,251)       (4,223)        (250)
     Repayments of capital leases.............................    (1,171)        (1,249)       (1,533)         (325)        (284)
     Capitalization of financing costs........................      (135)           (14)          (25)       --           --
     Proceeds from issuance of common stock, net of offering
       expenses...............................................    --             --             3,267         3,267       --
     Proceeds from exercise of common stock options...........        78         --               790        --               12
                                                                ----------    ----------    ----------    ---------    ----------
               Net cash provided (used) by financing
                 activities...................................     1,360         (2,541)       14,248        (1,281)      12,578
Effect of exchange rates on cash..............................      (566)          (101)       --            --           --
Net increase (decrease) in cash and cash equivalents..........      (135)           185          (151)         (126)         333
Cash and cash equivalents, beginning of period................       335            200           385           385          234
                                                                ----------    ----------    ----------    ---------    ----------
Cash and cash equivalents, end of period......................  $    200       $    385      $    234       $   259     $     567
                                                                ----------    ----------    ----------    ---------    ----------
                                                                ----------    ----------    ----------    ---------    ----------
Supplemental disclosure of cash flow information:
     Cash paid for:
          Interest............................................  $  4,043       $  3,916      $  3,108       $   370     $     279
          Income taxes........................................  $  1,881       $    829      $  3,648       $ 1,419     $     939

The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1. OPERATIONS

     Quaker Fabric Corporation and subsidiaries (the 'Company' or 'Quaker') designs, manufactures and markets woven upholstery fabrics for residential furniture markets and specialty yarns for use in the production of its own fabrics and for sale to manufacturers of home furnishings and other products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Quaker Fabric Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(B) FISCAL YEAR

     The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The fiscal years ended January 3, 1998 and December 30, 1995 contained 52 weeks while the fiscal year ended January 4, 1997 contained 53 weeks. The consolidated statements of income for the three month periods ended April 5, 1997 and April 4, 1998 contain 13 weeks each.

(C) INVENTORIES

     Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out
(LIFO) method. Inventories consist of the following at January 4, 1997, January 3, 1998 and April 4, 1998:

                                                           JANUARY 4,    JANUARY 3,      APRIL 4,
                                                             1997          1998            1998
                                                           ----------    ----------    -----------
                                                                                       (UNAUDITED)
Raw materials...........................................     $11,127       $14,430       $15,779
Work-in-process.........................................       8,421         9,917        12,393
Finished goods..........................................       7,500         8,092        10,035
                                                           ----------    ----------    -----------
     Inventory at FIFO..................................      27,048        32,439        38,207
LIFO reserve............................................          91           263           263
                                                           ----------    ----------    -----------
     Inventory at LIFO..................................     $26,957       $32,176       $37,944
                                                           ----------    ----------    -----------
                                                           ----------    ----------    -----------

(D) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:

Buildings and improvements...........................................   32-39 years
Machinery and equipment..............................................    3-20 years
Furniture and fixtures...............................................      10 years
Motor vehicles.......................................................     4-5 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the assets or the remaining lease term.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(E) GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,314 and $1,507 at January 4, 1997 and January 3, 1998, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

(F) INCOME TAXES

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(G) DEFERRED FINANCING COSTS

     Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $313 and $409 as of January 4, 1997 and January 3, 1998, respectively.

(H) EARNINGS PER COMMON SHARE

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, 'Earnings per Share,' effective December 15, 1997. Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For diluted income per share, the denominator also includes dilutive outstanding stock options determined using the treasury stock method. The following table reconciles weighted average common shares outstanding to weighted average common shares outstanding and dilutive potential common shares.

                                                 DECEMBER 30,    JANUARY 4,    JANUARY 3,     APRIL 5,       APRIL 4,
                                                     1995           1997          1998          1997           1998
                                                 ------------    ----------    ----------    -----------    -----------
                                                                                                    (UNAUDITED)
Weighted average common shares outstanding....      12,032         12,032        12,412         12,096         12,602
Dilutive potential common shares..............         408            466           610            610            671
                                                 ------------    ----------    ----------    -----------    -----------
Weighted average common shares outstanding and
  dilutive potential common shares............      12,440         12,498        13,022         12,706         13,273
                                                 ------------    ----------    ----------    -----------    -----------

(I) FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. Prior to 1997, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, 'Cumulative Translation Adjustment,' and foreign currency transaction gains and losses are included in the consolidated statements of income. In 1997, Mexico was designated a 'highly inflationary country' and accordingly, the Company recorded translation gains and losses in the income statement rather than as a separate component of equity. In accordance with SFAS No. 52,

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Foreign Currency Translation, the translation adjustments for periods prior to Fiscal 1997 remain as a separate component of equity.

(J) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically assesses the realizability of its long-lived assets in accordance with SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.' Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

(K) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

(L) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of January 3, 1998 and April 4, 1998 approximates fair value due to the short term nature and terms of these instruments.

(M) RECLASSIFICATIONS

     Certain reclassifications have been made to the prior years' financial statements to conform with the presentation of the Fiscal 1997 Financial Statements.

(N) INTERIM FINANCIAL STATEMENTS

     The financial information as of and for the three months ended April 4, 1998 and for the three months ended April 5, 1997 has been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission and is not subject to audit by independent public accountants. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The information furnished reflects all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of results for the interim periods. It should also be noted that results for the interim periods are not necessarily indicative of the results expected for any other interim period or the full year.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following:

                                                                         JANUARY 4,    JANUARY 3,
                                                                            1997          1998
                                                                         ----------    ----------
Land..................................................................     $    236      $    236
Buildings and improvements............................................       17,559        18,408
Leasehold improvements................................................          309           485
Machinery and equipment...............................................       94,541       112,927
Furniture and fixtures................................................        1,292         1,428
Motor vehicles........................................................          330           331
Construction in progress..............................................        1,899         5,201
                                                                         ----------    ----------
                                                                            116,166       139,016
Less -- Accumulated depreciation and amortization.....................       32,121        37,709
                                                                         ----------    ----------
                                                                           $ 84,045      $101,307
                                                                         ----------    ----------
                                                                         ----------    ----------

     Included in machinery and equipment is equipment under capital lease of $12,644 as of January 4, 1997 and $11,419 as of January 3, 1998. The Company is depreciating the equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4. ACCRUED EXPENSES AND TAXES

     Accrued expenses and taxes consisted of the following:

                                                                         JANUARY 4,    JANUARY 3,
                                                                            1997          1998
                                                                         ----------    ----------
Accrued workers' compensation.........................................     $1,500        $1,300
Accrued medical insurance.............................................      1,766         1,492
Accrued other, including taxes........................................      5,161         4,328
                                                                         ----------    ----------
                                                                           $8,427        $7,120
                                                                         ----------    ----------
                                                                         ----------    ----------

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

5. DEBT

     Debt consisted of the following:

                                                           JANUARY 4,    JANUARY 3,     APRIL 4,
                                                              1997          1998          1998
                                                           ----------    ----------    -----------
                                                                                       (UNAUDITED)
7.18% Senior Notes due October 10, 2007.................    $   --         $30,000       $30,000
7.09% Senior Notes due October 10, 2005.................        --          15,000        15,000
6.81% Series A Notes due December 15, 2002..............      30,000          --            --
Unsecured credit facility payable to several banks......       4,000         1,700        14,800
9.73% Note payable in monthly principal and interest
  installments of $81 through August 1999, secured by
  certain equipment.....................................       2,287         1,498         1,288
Notes payable in monthly principal installments of $13
  plus interest until July 1998 and $6 plus interest
  from August 1998 to July 2000, interest at prime plus
  1% (9.25% at January 4, 1997 and 9.50% at January 3,
  1998), secured by certain equipment...................         395           233           193
                                                           ----------    ----------    -----------
                                                              36,682        48,431        61,281
Less -- Current portion.................................         951           995           994
                                                           ----------    ----------    -----------
                                                             $35,731       $47,436       $60,287
                                                           ----------    ----------    -----------
                                                           ----------    ----------    -----------

     On October 10, 1997, the Company issued $30,000 of 7.18% Senior Notes and $15,000 of 7.09% Senior Notes (the 'Senior Notes'). The Senior Notes were issued as part of a revision to the 6.81% Series A Note Agreement that increased the Company's borrowings by $15,000 and replaced the 6.81% Series A Notes with the Senior Notes. The Senior Notes are unsecured and bear interest at a fixed rate of 7.18% and 7.09%, payable semiannually. The Senior Notes may be prepaid in whole or in part prior to maturity, at the Company's option, subject to a yield maintenance premium, as defined. Required principal payments of the Senior Notes are as follows:

                                                                      7.18% NOTE    7.09% NOTE
                                                                      ----------    ----------
October 10, 2003...................................................     $  --         $ 5,000
October 10, 2004...................................................        --           5,000
October 10, 2005...................................................        --           5,000
October 10, 2006...................................................      15,000          --
October 10, 2007...................................................      15,000          --
                                                                      ----------    ----------
                                                                        $30,000       $15,000
                                                                      ----------    ----------
                                                                      ----------    ----------

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Under the terms of the unsecured credit facility (the 'Credit Agreement'), the Company may borrow up to $50,000 through December 31, 2002. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (LIBOR) rate plus an 'Applicable Margin.' The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (LIBOR) advances may range from 0.625% to 1.5%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 3, 1998, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $48,027, net of $273 of outstanding letters of credit. As of January 4, 1997, the Company had $4,000 outstanding under the Credit Agreement at an effective interest rate of 7.0%. As of January 3, 1998, the Company had $1,700 outstanding under the Credit Agreement at an effective interest rate of 8.5%.

     The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes. Among other things, the Credit Agreement and the Senior Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements.) The Credit Agreement and the Senior Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, make capital expenditures, and purchase, merge or consolidate with or into any other corporation. As of January 3, 1998, the Company is in compliance with all debt covenants.

     As of January 3, 1998, debt principal payments for each of the next five fiscal years and thereafter are as follows:

1998.....................................................................   $   995
1999.....................................................................       700
2000.....................................................................     1,736
2001.....................................................................     --
2002.....................................................................     --
Thereafter...............................................................    45,000
                                                                            -------
                                                                            $48,431
                                                                            -------
                                                                            -------

6. INCOME TAXES

     Income before provision for income taxes consists of:

                                                                              FISCAL YEAR ENDED
                                                                   ----------------------------------------
                                                                   DECEMBER 30,    JANUARY 4,    JANUARY 3,
                                                                       1995           1997          1998
                                                                   ------------    ----------    ----------
Domestic........................................................      $6,184         $12,200       $14,471
Foreign.........................................................          48             579         1,226
                                                                   ------------    ----------    ----------
                                                                      $6,232         $12,779       $15,697
                                                                   ------------    ----------    ----------
                                                                   ------------    ----------    ----------

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The following is a summary of the provision (benefit) for income taxes:

                                                                                        FISCAL YEAR ENDED
                                                                             ----------------------------------------
                                                                             DECEMBER 30,    JANUARY 4,    JANUARY 3,
                                                                                 1995           1997          1998
                                                                             ------------    ----------    ----------
Federal
     Current..............................................................     $    725        $2,510        $2,544
     Deferred.............................................................        1,703         1,300         1,341
                                                                             ------------    ----------    ----------
                                                                               $  2,428        $3,810        $3,885
                                                                             ------------    ----------    ----------
State
     Current..............................................................     $    187        $  573        $  410
     Deferred.............................................................       (1,903)         (166)         (195)
                                                                             ------------    ----------    ----------
                                                                               $ (1,716)       $  407        $  215
                                                                             ------------    ----------    ----------
Foreign
     Current..............................................................     $ --            $--           $   60
     Deferred.............................................................       --             --              424
                                                                             ------------    ----------    ----------
                                                                               $ --            $--           $  484
                                                                             ------------    ----------    ----------
                                                                               $    712        $4,217        $4,584
                                                                             ------------    ----------    ----------
                                                                             ------------    ----------    ----------

     A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                                        FISCAL YEAR ENDED
                                                                             ----------------------------------------
                                                                             DECEMBER 30,    JANUARY 4,    JANUARY 3,
                                                                                 1995           1997          1998
                                                                             ------------    ----------    ----------
Computed expected tax provision...........................................     $  2,119        $4,345       $  5,494
     Increase in taxes resulting from:
          Amortization of goodwill........................................           67            67             67
          State and foreign income taxes, net of federal benefit..........          385           583            893
     Decrease in taxes resulting from:
          State investment tax credits, net of federal provision..........         (452)         (319)        (1,075)
          Reversal of state deferred taxes due to change in tax law, net
            of federal provision..........................................       (1,050)        --            --
          Reversal of tax reserves no longer required.....................          (48)         (308)        (1,081)
          Foreign sales corporation benefit...............................         (270)         (245)          (485)
          Valuation allowance.............................................       --             --               750
          Other...........................................................          (39)           94             21
                                                                             ------------    ----------    ----------
                                                                               $    712        $4,217       $  4,584
                                                                             ------------    ----------    ----------
                                                                             ------------    ----------    ----------

     At January 3, 1998, the Company had net operating loss carryforwards of approximately $1,712 for federal income tax purposes available to offset future taxable income which have been benefitted for financial reporting purposes. These carryforwards expire from 2001 to 2005. Additionally, the Company has available for use $951 of federal tax credit carryforwards, of which approximately $696 expire from 1999 to 2005. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under federal income tax legislation. In addition, the Company has approximately $2,000 of state investment tax credits. These tax credits have no expiration date; however, the timing and use of these credits is limited under the applicable state income tax legislation.
     In November 1995, the Massachusetts legislature amended the apportionment formula for corporate income tax purposes and adopted a single sales factor formula. The effect of this new apportionment formula will be phased in over a five year period beginning in 1996. In accordance with SFAS 109, the Company has recorded the effect of this tax law change on deferred taxes as a reduction of state deferred tax liability of $1,050, net of federal taxes, as of December 30, 1995.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                                         JANUARY 4, 1997         JANUARY 3, 1998
                                                                       --------------------    --------------------
                                                                       CURRENT    LONG-TERM    CURRENT    LONG-TERM
                                                                       -------    ---------    -------    ---------
Assets:
     Net operating loss carryforwards...............................   $   259    $    599     $   270    $    355
     Tax credit carryforwards.......................................       191         951         192       2,817
     Receivable reserves............................................       718       --            197       --
          Other.....................................................     1,311       1,123       1,112       1,245
                                                                       -------    ---------    -------    ---------
          Total assets..............................................   $ 2,479    $  2,673     $ 1,771    $  4,417
          Valuation allowance.......................................     --          --          --           (750)
                                                                       -------    ---------    -------    ---------
     Total assets, net of valuation allowance.......................   $ 2,479    $  2,673     $ 1,771    $  3,667
                                                                       -------    ---------    -------    ---------
Liabilities:
     Property basis differences.....................................   $ --       $(14,832)    $ --       $(17,582)
     Inventory basis differences....................................    (1,292)      --         (1,177)      --
                                                                       -------    ---------    -------    ---------
          Total liabilities.........................................   $(1,292)   $(14,832)    $(1,177)   $(17,582)
                                                                       -------    ---------    -------    ---------
               Net assets (liabilities).............................   $ 1,187    $(12,159)    $   594    $(13,915)
                                                                       -------    ---------    -------    ---------
                                                                       -------    ---------    -------    ---------

     The Company has provided a valuation allowance for a portion of certain state tax credits that may not be realized.

     The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                                         JANUARY 4, 1997         JANUARY 3, 1998
                                                                       --------------------    --------------------
                                                                       CURRENT    LONG-TERM    CURRENT    LONG-TERM
                                                                       -------    ---------    -------    ---------

Assets:
     Net operating loss carryforwards...............................   $ --       $    510     $ --       $    144
Liabilities:
     Inventory......................................................   $  (506)   $  --        $  (569)   $  --
                                                                       -------    ---------    -------    ---------
          Net assets (liabilities)..................................   $  (506)   $    510     $  (569)   $    144
                                                                       -------    ---------    -------    ---------
                                                                       -------    ---------    -------    ---------

7. COMMITMENTS AND CONTINGENCIES

(A) LITIGATION AND ENVIRONMENTAL CLEANUP MATTERS

     The Company is engaged in certain routine environmental cleanup matters. In the opinion of management, the costs associated with these cleanup matters are not expected to materially affect the Company's financial condition, results of operations or liquidity.

(B) LEASES

     The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2002. As of January 3, 1998, the aggregate minimum future commitments under leases are as follows:

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
           (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 CAPITAL    OPERATING     TOTAL
                                                                 LEASES      LEASES      LEASES
                                                                 -------    ---------    -------
1998..........................................................   $ 1,651     $   937     $ 2,588
1999..........................................................     2,240         703       2,943
2000..........................................................     1,094         443       1,537
2001..........................................................     2,080         343       2,423
2002..........................................................       725         155         880
Thereafter....................................................     --             39          39
                                                                 -------    ---------    -------
                                                                 $ 7,790     $ 2,620     $10,410
                                                                            ---------    -------
Less -- Amount representing interest..........................     1,287
                                                                 -------
                                                                 $ 6,503
Less -- Current portion.......................................     1,167
                                                                 -------
                                                                 $ 5,336
                                                                 -------

     Rent expense for operating leases for the years ended December 30, 1995, January 4, 1997 and January 3, 1998 was $1,561, $1,276 and $953, respectively.

(C) LETTERS OF CREDIT

     In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of January 4, 1997 and January 3, 1998, the Company has issued or agreed to issue letters of credit totaling $472 and $273, respectively.

(D) EMPLOYMENT CONTRACT

     In 1997, the Company's Board of Directors approved an amendment to the President and Chief Executive Officer's Employment Agreement (the 'Employment Agreement'). The Employment Agreement provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full-time basis through March 12, 2002, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for an initial base salary of $600, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 3, 1998, Mr. Liebenow would have been entitled to receive $1,980 (in the event of a voluntary termination, termination for cause or for any other reason).

8. STOCK OPTIONS

     In 1993, the Company adopted the 1993 Stock Option Plan for Company officers, and options to purchase a total of 953,693 shares of common stock were granted to certain officers that year. The difference of $1,186 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. During 1996, additional options to purchase 141,000 shares of common stock were granted to certain officers under the 1993 Stock Option Plan. The difference of $348 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. The 1993 Stock Option Plan provided that all options granted under the plan would vest over five years and be exercisable for ten years except in the event of a change in control, in which case all outstanding options granted pursuant to the plan would vest immediately. Upon the consummation of the Company's public offering of common stock in 1997, all previously unvested options granted under the 1993 Stock Option Plan

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
           (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

became immediately exercisable in full, and the amount of unamortized compensation expense of $480 was recorded as a charge to the statement of income at that time.

     During 1995, options to purchase 7,500 shares of common stock were granted to a director of the Company. These options vest over three years and are exercisable for ten years. During 1997, options to purchase an aggregate of 15,000 shares of common stock were granted to two directors of the Company. These options vest over three years and are exercisable for ten years.

     During 1996, the Company adopted the 1996 Stock Option Plan for key middle managment employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. A total of 150,000 shares are reserved under this plan, and options to purchase 130,950 shares have been granted.

     During 1997, the Company adopted the 1997 Stock Option Plan. Options to purchase 495,000 shares of common stock were granted to certain officers under the 1997 Stock Option Plan. These options vest over five years, and are exercisable for ten years. A total of 750,000 shares are reserved under this plan.

     During 1997, the Company recorded $571 as stock option compensation expense.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, 'Accounting for Stock-Based Compensation,' which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted under SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1995, 1996 and 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth in SFAS No. 123, the effect on the Company's net income and earnings per common share would have been as follows:

                                                                              1995      1996      1997
                                                                             ------    ------    -------
Net income
     As reported..........................................................   $5,520    $8,562    $11,113
     Pro forma............................................................   $5,513    $8,500    $10,787
Earnings per common share -- diluted
     As reported..........................................................   $ 0.44    $ 0.69    $  0.85
     Pro forma............................................................   $ 0.44    $ 0.68    $  0.83

     Compensation expense for options is reflected over the vesting period; therefore, future compensation expense may be greater as additional options are granted.

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                       1995        1996         1997
                                                                     --------    --------    ----------
Volatility........................................................      60.13%      60.13%        44.83%
Risk-free interest rate...........................................       7.25%       6.44%         6.69%
Expected life of options..........................................   10 years    10 years    6.48 years

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions used can materially affect the fair

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
           (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

STOCK OPTION ACTIVITY

     A summary of the Company's stock option activity is as follows:

                                             1995                          1996                          1997
                                  --------------------------    --------------------------    --------------------------
                                                 WEIGHTED                      WEIGHTED                      WEIGHTED
                                   NUMBER      AVG. EXERCISE     NUMBER      AVG. EXERCISE     NUMBER      AVG. EXERCISE
                                  OF SHARES        PRICE        OF SHARES        PRICE        OF SHARES        PRICE
                                  ---------    -------------    ---------    -------------    ---------    -------------
Options outstanding, beginning
  of year......................    889,988         $1.33          881,561        $1.36        1,092,311        $1.73
Granted........................      7,500         $7.33          213,000        $3.31          586,500        $9.97
Exercised......................    (15,927)        $2.75           --           --             (119,381)       $2.83
Forfeited......................      --           --               (2,250)       $5.50          (11,550)       $5.91
Options outstanding, end of
  year.........................    881,561         $1.36        1,092,311        $1.73        1,547,880        $4.74
Options exercisable............    349,625         $1.31          526,926        $1.34          912,705        $1.33
Options available for grant....    141,000        --               80,100       --              270,300       --
Weighted average fair value per
  share of options granted.....      --            $4.16           --            $4.05           --            $5.50

     A summary of the status of the Company's stock options as of January 3, 1998 is as follows:

                                                        RANGE OF                    WEIGHTED AVG.      WEIGHTED AVG.
                                                        EXERCISE      NUMBER OF       REMAINING          EXERCISE
                                                         PRICES        SHARES      CONTRACTUAL LIFE        PRICE
                                                      ------------    ---------    ----------------    -------------
1993 Plan..........................................   $0.80-$ 2.75     899,430           5.70             $  1.26
1996 Plan..........................................   $5.50-$ 8.67     130,950           8.90             $  7.31
1997 Plan..........................................         $10.17     495,000           9.40             $ 10.17
Directors..........................................   $7.33-$10.17      22,500           8.80             $  9.22

9. EXPORT SALES

     Export sales from the United States to unaffiliated customers by major geographical area were as follows:

                                                                             DECEMBER 30,    JANUARY 4,    JANUARY 3,
                                                                                 1995           1997          1998
                                                                             ------------    ----------    ----------
North America (excluding USA).............................................      $ 8,500        $ 9,900       $11,900
Middle East...............................................................        5,800         13,000        11,300
South America.............................................................          200            700         1,800
Europe....................................................................        1,800          2,500         2,900
All other areas...........................................................        3,200          4,000         4,600
                                                                             ------------    ----------    ----------
                                                                                $19,500        $30,100       $32,500
                                                                             ------------    ----------    ----------
                                                                             ------------    ----------    ----------

10. 401(k) PLAN

     The Company has established a 401(k) plan (the '401(k) Plan') for eligible employees of the Company who may contribute up to 15% of their annual salaries (up to $9,500) to the 401(k) Plan. All contributions made by an employee are fully vested and are not subject to forfeiture. Each year the

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Company contributes on behalf of each participating employee an amount equal to 100% of the first $200 contributed by each employee and 25% of the next $800 contributed by such employee, for a maximum annual Company contribution of $400 per employee. An employee is fully vested in the contributions made by the Company upon his or her completion of five years of participation in the 401(k) Plan.

11. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF AUDITOR'S REPORT

     On May 28, 1998, the Board of Directors declared a three-for-two stock split effected by means of a stock dividend payable on June 19, 1998 to stockholders of record on June 8, 1998. All share and per share amounts give effect to such stock split.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

           Photograph of
                top

              PATTERN
                Zen

               COLOR
              Meteor


           Photograph of
              bottom

             PATTERN
               Zoe

              COLOR
              Meteor

__________________________________             _________________________________

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                                PAGE
                                                                                                                                ----
Prospectus Summary...........................................................................................................     4
Risk Factors.................................................................................................................     9
Use of Proceeds..............................................................................................................    14
Price Range of Common Stock..................................................................................................    15
Dividend Policy..............................................................................................................    15
Capitalization...............................................................................................................    16
Selected Consolidated Financial and Operating Data...........................................................................    17
Management's Discussion and Analysis of Financial Condition and Results of Operations........................................    19
Business.....................................................................................................................    25
Management...................................................................................................................    36
Principal and Selling Stockholders...........................................................................................    39
Underwriting.................................................................................................................    41
Legal Matters................................................................................................................    42
Experts......................................................................................................................    42
Index to Financial Statements................................................................................................   F-1

                                3,750,000 Shares

                                     [Logo]

                                  Common Stock

                              --------------------
                                   PROSPECTUS
                              --------------------

                       PRUDENTIAL SECURITIES INCORPORATED
                         THE ROBINSON-HUMPHREY COMPANY
                               WHEAT FIRST UNION

                                 June   , 1998

__________________________________             _________________________________

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     An estimate of the fees and expenses of issuance and distribution (other than underwriting discounts and commissions) of the Common Stock offered hereby (all of which will be paid by the Company) is as follows:

SEC registration fee......................................................................   $   22,264
NASD Fee..................................................................................        8,047
Printing and engraving expenses...........................................................      100,000
Legal fees and expenses...................................................................      150,000
Accounting fees and expenses..............................................................       70,000
Transfer agent fees.......................................................................        1,000
Miscellaneous expenses....................................................................       48,689
                                                                                             ----------
          Total...........................................................................   $  400,000
                                                                                             ----------
                                                                                             ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the 'DGCL') grants each corporation organized thereunder the power to indemnify its officers and directors against liability for certain of their acts. Article NINTH of the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party to any action by reason of the fact that he is or was or has agreed to become a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him in connection with such action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Article EIGHTH of the Company's Certificate of Incorporation provides, except to the extent prohibited by the DGCL, that no director of the Company shall be liable to the Company for monetary damages for breach of fiduciary duty as a director. In addition, the Company has entered into indemnification agreements with certain of its directors indemnifying such persons against judgments and other expenses incurred in connection with pending or threatened litigation resulting from that director's position with the Company. The Company also provides its directors and officers with coverage under a directors' and officers' liability insurance policy.

     Section 8 of the Underwriting Agreement provides for reciprocal indemnification between the Company and its controlling persons on the one hand and the Underwriters and their controlling persons on the other hand against certain liabilities in connection with this Offering, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

 1     -- Form of Underwriting Agreement
 5     -- Opinion of Proskauer Rose LLP
23.1   -- Consent of Arthur Andersen LLP
23.2   -- Consent of Proskauer Rose LLP (contained in opinion to be filed as Exhibit 5)
24     -- Power of Attorney (set forth on page II-3)
27     -- Financial data schedule

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fall River, Commonwealth of Massachusetts on June 1, 1998.

                                          QUAKER FABRIC CORPORATION

                                          By        /S/ LARRY A. LIEBENOW
                                             ...................................
                                                     LARRY A. LIEBENOW
                                                    PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Larry A. Liebenow, Paul
J. Kelly and Cynthia L. Gordan, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or either of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the persons whose signatures appear below in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------
          /s/ LARRY A. LIEBENOW             President, Chief Executive Officer and            June 1, 1998
 .........................................    Director (principal executive officer)
           (LARRY A. LIEBENOW)

            /s/ PAUL J. KELLY               Vice President -- Finance (principal              June 1, 1998
 .........................................    financial and accounting officer)
             (PAUL J. KELLY)

             /s/ SANGWOO AHN                Director                                          June 1, 1998
 .........................................
              (SANGWOO AHN)

           /s/ JERRY I. PORRAS              Director                                          June 1, 1998
 .........................................
            (JERRY I. PORRAS)

        /s/ ERIBERTO R. SCOCIMARA           Director                                          June 1, 1998
 .........................................
         (ERIBERTO R. SCOCIMARA)

                          STATEMENT OF DIFFERENCES
                          ------------------------

The trademark symbol shall be expressed as............................  'tm'

                              EXHIBIT INDEX

Exhibit
Number               Description                                                            Page
-------              -----------                                                            ----
 1      -- Form of Underwriting Agreement....................................................
 5      -- Opinion of Proskauer Rose LLP.....................................................
23.1    -- Consent of Arthur Andersen LLP....................................................
23.2    -- Consent of Proskauer Rose LLP (contained in opinion to be filed as Exhibit 5).....
24      -- Power of Attorney (set forth on page II-3)........................................
27      -- Financial data schedule...........................................................